
06040879

PROCESSED
JUL 2 8 2006
THOMSON
FINANCIAL

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2006
WASH. D.C.
213
SECTION

Date: June 29, 2006
Commission File Number 001-31528

IAMGold Corporation
(Translation of registrant's name into English)

220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4, Canada
Tel: (416) 360-4710
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION



Date: June 29, 2006

/s/ Larry E. Phillips

Larry E. Phillips
Vice-President, Corporate Affairs & Corporate Secretary

INDEX

Annual Report 2005 Glossy

IAMVISION IAMGROWTH IAMVALUE

IAMGOLD

Annual Report 2005

AMGOLD is an established mid-tier gold company
with a clean balance sheet and significant cash resources.
We have proven financial and technical skills.

AMVISION

PERFORMANCE



Returns
(%)
Volume
400
350
300
250
200
150
100
50
0
120000000
100000000
80000000
60000000
40000000
20000000
0
2001
2002
2003
2004
2005
IAMGOLD
S&P/TSX Gold Index

2

HIGHLIGHTS


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2006
WASH., D.C.
213
SECTION

($ millions unless otherwise indicated)		2005		2004
Cash & bullion	$	110.2	$	85.4
Total assets	$	469.0	$	448.0
Net earnings	$	20.5	$	11.6
Operating cash flow	$	34.0	$	13.7
Per share:				
Net earnings	$	0.14	$	0.08
Operating cash flow		0.23		0.09
Dividend		0.06		0.05
Gold production (ounces)		447,000		432,000
Cash cost per ounce*	$	276	$	248
Average realized gold price per ounce	$	446	$	414

* A non-GAAP measure, calculated in accordance with the Gold Institute Standard. See page 54.

All monetary amounts in this report are expressed in US dollars unless otherwise indicated.

IAMGOLD's merger with Gallery Gold Limited is a major step in the Company's journey towards increased long-term production and cash-flow.



JANUARY

Drilling at Quimsacocha continues to intersect high grade gold and silver values and discovers a new mineralized zone.

Hole 168 at Quimsacocha returns very high grade values, including 28 metres averaging 61.9 grams per tonne gold, 69.5 grams per tonne silver and 1.8% copper.

APRIL





MAY

Quimsacocha drilling results suggest mineralization is continuous between the D1 and Loma Larga zones.

A decision is made to deepen the main pit at the Damang mine at a capital cost of $44 million, to access more than 700,000 ounces of gold and extend the mine life through 2011.

JULY





IAMGOLD's share of gold production

Production (000 oz)	**2005**	2004
Sadiola (38%)	168.0	173.0
Yatela (40%)	98.5	97.0
Tarkwa (18.9%)	137.0	105.0
Damang (18.9%)	43.5	56.0
	447.0	432.0



The goal to expand management's expertise in the operations area is achieved with the appointment of a Vice President, Operations.

SEPTEMBER



Acquisition of Gallery Gold is announced.

Shares of IAMGOLD began trading on the New York Stock Exchange on December 20.

DECEMBER



AUGUST

Initial metallurgical tests on Quimsacocha samples demonstrate gold extraction in the order of 99% when samples are treated by pressure oxidation and cyanidation.



OCTOBER

An independent resource estimate for Quimsacocha shows an indicated mineral resource containing 2.8 million ounces of gold increasing IAMGOLD's total M&I resource base by 38%.



IAMGOLD's cash costs

IMG GI Cash Cost ($/oz)	2005	2004
Sadiola (38%)	$ 270	$ 246
Yatela (40%)	269	263
Tarkwa (18.9%)	268	250
Damang (18.9%)	347	221
	$ 276	$ 248

Letter to Shareholders

For IAMGOLD Corporation, 2005 was a year of transition and accomplishment. We put the difficulties and frustrations of uncompleted mergers in 2004 behind us and moved on with our efforts to grow the Company. To our satisfaction, we made much progress with this goal. As 2006 dawned IAMGOLD was entering the next stage in its evolution, as a result of our exploration success, our increased operational expertise and our acquisition of Gallery Gold Limited.

More than a decade ago, IAMGOLD was a successful but junior exploration company that chose to capitalize on its Sadiola discovery in Mali by bringing in a world class partner to develop and operate the mine. Through its 2003 merger with Repadre Capital Corporation, the Company acquired interests in the Tarkwa and Damang mines in Ghana, operated similarly by another world class mining entity. Since then, one of the Company's objectives has been to become an operator itself and to control its own assets. The achievement of this goal is now in sight, through the acquisition of Gallery Gold with its Mupane mine in Botswana and promising Buckreef project in Tanzania, and the encouraging results we continue to receive from our 100% owned Quimsacocha project in Ecuador.

In 2005, our share of gold production from our four West African mines increased by 3.5% to 447,000 ounces. Cash costs also increased, by 11% to $276 per ounce from $248 per ounce in 2004. Rising costs are an industry-wide problem, due to higher energy costs and other variables beyond our control. We commend our operating partners for containing costs to the extent they have, and continue to evaluate with them various options to mitigate the problem.

OBJECTIVES

Complete the acquisition of Gallery Gold.

Achieve attributable gold production of 480,000 ounces from the Sadiola, Yatela, Tarkwa and Damang mines, plus an additional 100,000 annualized ounces from the Mupane mine.

Mitigate increasing costs where feasible. Cash costs at the four West African mines are forecast to average $295 per ounce and at Mupane $270 per ounce.

Advance exploration at Quimsacocha and Buckreef with a view to making production decisions for these projects within 1-3 years.

Continue to practise high standards in the fields of health and safety, environmental responsibility and community relations.

Remain focused on the goal of increasing long-term production and cash flow. The aim is to achieve attributable production of 1,000,000 ounces by 2008 year end.

Exploration has always been a major component of IAMGOLD's activities. Our expenditures in 2005, excluding mine site exploration, amounted to $10 million, of which half was spent on our Quimsacocha property. The results from this project indicate it has the potential to become a significant economic deposit and a major producing asset for IAMGOLD.

Last October, with drilling continuing to extend the Quimsacocha deposit, independent consultants estimated a one-kilometre-long portion hosted an indicated resource containing 2.8 million ounces of gold and 18.2 million ounces of silver. As a result our total measured and indicated resource base increased by over 46% for 2005 year end to 8.9 million ounces of gold. Our reserves, which are included in the resource estimate, contained 3.9 million ounces of gold, down slightly from the 2004 equivalent of 4.1 million ounces. The decrease relates primarily to a decline in Tarkwa mine reserves, because of the increasing costs of consumables as well as mine depletion, but the impact on Tarkwa's 20-year mine life is minimal.

At the Damang operation, exploration and optimization have proved successful in extending the mine life. Work began in the latter part of the year on a $44 million project to deepen the main pit, which will provide access to approximately 700,000 ounces of gold and keep the mine running until 2011.

Early in December we were very pleased to announce that we had reached agreement with Gallery Gold's Board of Directors for the acquisition by IAMGOLD of all the shares of Gallery Gold, on the basis of one IAMGOLD share for every 22 Gallery Gold shares. Gallery Gold is an Australian gold mining and exploration company, with a 100,000 ounce per year gold mine in Botswana, an advanced project in Tanzania and extensive exploration interests in those countries. Gallery's shareholders approved of the acquisition early in March 2006, and the acquisition became effective on March 22, 2006. The transaction involves the issue of approximately 26 million IAMGOLD shares.

The merged company will have a number of strengths. It will have:

- varying interests in five operating mines in Africa;
- proven and probable reserves containing 4.5 million ounces of gold, and measured and indicated reserves, which include reserves containing 10.6 million ounces of gold;
- two advanced exploration projects, namely Buckreef in Tanzania and Quimsacocha in Ecuador, which have the potential to contribute significantly to future cash flow;
- annual gold production of more than 575,000 ounces; and
- approximately $150 million in cash and bullion (valued at $513 per ounce) and minimal debt.

Our head office will continue to be in Toronto, Canada, but we will retain a regional and technical office in Perth, Western Australia. We also welcome Gallery's Chairman, John Shaw, to the IAMGOLD Board, and Gallery's Managing Director, Hamish Bohannan, as Chief Executive Officer of IAMGOLD Australasia.

In 2006 we look forward to integrating the Gallery Gold operations with our own, and taking full advantage of the complementary synergies that will result. We believe that the stock market will view favourably our expanded operational expertise and growth potential.

We are forecasting gold production for 2006 at 480,000 ounces at a cash cost of $295 per ounce from our four mining interests in Mali and Ghana, while the Mupane mine is expected to produce 100,000 annualized ounces at a cash cost of $270 per ounce, for a total of 580,000 ounces and an average cash cost of $290 per ounce.

We put the difficulties and frustrations of uncompleted mergers in 2004 behind us and moved on with our efforts to grow the Company. To our satisfaction, we made much progress with this goal.

At Quimsacocha, we expect the deposit will grow significantly as we drill additional targets. We shall be carrying out scoping studies, and have budgeted $5 million for the first half of 2006 alone. In addition, in keeping with IAMGOLD's principles regarding corporate responsibility, we already have a staff of seven working on community relations in Ecuador.

We expect to reassess our approach to exploration elsewhere, and take a more focused approach.

We expect to complete shortly the sale of our gold royalty interests to Battle Mountain Gold Exploration Corp. for $21.85 million. Given the expansion of our African mining interests and our increasing focus on mine development and operations, we decided that the gold royalties are more appropriately held within a corporation focused on a royalty business model. We fully endorse Battle Mountain's growth strategy, which is why we are retaining equity as part of the purchase consideration.

We retain our 1% Diavik mine diamond royalty interest, which in 2005 provided the Company with $7 million.

IAMGOLD is an established mid-tier gold company with a clean balance sheet and significant cash. We have proven financial and technical skills, and are building our management team further.

Although exploration is still continuing, it is our hope that Buckreef could be brought into production about 2008, and Quimsacocha about 2009-2010.

We also hope to acquire another meaningful asset, in the near future. We have the financial and technical capacity to take on another project in addition to Quimsacocha and Gallery Gold and intend to follow through on that goal.

Our thanks go to the IAMGOLD team that has made the achievements of the past year possible; and to our shareholders for their continued support.

On behalf of the Board:



William D. Pugliese
Chairman



Joseph F. Conway
President and Chief Executive Officer

March 22, 2006

AMGOLD's share of gold production has risen steadily in recent years and is set to increase by close to 30% in 2006 through the acquisition of Gallery Gold.

AMPROGRESS

IAMGOLD's interests in Africa and the Americas now include five operating gold mines and two key advanced projects.




9
6







Sadiola Mine

(IAMGOLD interest 38%)

The result of a discovery by IAMGOLD in the early 1990s, the Sadiola gold mine in western Mali achieved full production in 1997. It consists of an open pit mining operation and carbon-in-pulp processing plant. In 2005 Sadiola produced 442,000 ounces of gold (100% basis), at a cash cost of $270 per ounce. IAMGOLD's partners at Sadiola are AngloGold Ashanti, the operator (38%), the Republic of Mali (18%) and International Finance Corporation, a member of the World Bank Group (6%).

The processing plant is capable of treating approximately 5.3 million tonnes of soft saprolitic ore per year. Production is expected to continue at similar milling rates through 2010.

In 2006 Sadiola is expected to produce 480,000 ounces of gold (IAMGOLD share 182,400 ounces) at a cash cost in the order of $305 per ounce. Work continues to extend the life of this mine and a number of cost cutting initiatives are underway. A pre-feasibility study investigating the mining of deep sulphide mineralization that lies beneath the main open pit was completed in late 2005. Optimization of this base case scenario is being carried out before a feasibility study and further infill drilling will proceed.

- ● Sadiola/Yatela Gold Mines
  Mali, West Africa
- ● Tarkwa/Damang Complex
  Ghana, West Africa
- ● Bambadji Project
  Senegal, West Africa
- ● Quimsacocha Project
  Ecuador, South America
- ○ Tocantins
  Brazil, South America
- ○ Mupane Gold Mine
  Botswana, Southern Africa
- ○ Buckreef Project
  Tanzania, East Africa













Yatela Mine

(IAMGOLD interest 40%)

The Yatela gold mine is located in western Mali, about 25 kilometres north of the Sadiola mine on an adjoining mining permit. It began production in 2001. In 2005 it produced 247,000 ounces of gold (100%) at an average cash cost of $269 per ounce. IAMGOLD has an indirect 40% interest in Yatela, as does AngloGold Ashanti which is the operator, and the Republic of Mali owns 20%.

Operations at Yatela involve open pit mining by the same contractor as at Sadiola, and heap leaching at a rate of approximately 2.9 million tonnes per year. The final stage of processing is carried out at the Sadiola site. Mining is expected to continue until the end of 2007, when reserves will be exhausted, while gold production from the heap leaching operation will continue into 2008. Given the increased gold price, a pit cutback is under consideration that could extend the mine life by about 10 months. Exploration continues at Yatela but the potential is believed to be limited.

The operation is expected to produce approximately 290,000 ounces of gold in 2006 (IAMGOLD share 116,000 ounces), with cash costs of approximately $250 per ounce.





Haulage trucks are dwarfed by the scale of the Sadiola open pit.

Tarkwa Mine

(IAMGOLD interest 18.9%)

The Tarkwa gold mine is located in southwestern Ghana, about 300 kilometres by road west of Accra, the capital. In 2005, Tarkwa produced 725,000 ounces of gold (100%) at an average total cash cost of $268 per ounce. IAMGOLD's partners at Tarkwa are Gold Fields Limited (71.1%), the operator, and the Republic of Ghana (10%).

Tarkwa consists of an open pit operation on the Tarkwa property and adjacent northern portion of the Teberebie property, two heap leach operations and a carbon-in-leach plant commissioned in 2004. The Tarkwa heap leach plant commenced production in 1998, while the Teberebie heap leach plant, acquired by Tarkwa in 2000, has been in operation since 1992. The two plants have a combined capacity of approximately 16 million tonnes per annum. The addition of the CIL plant has increased annual capacity to over 20 million tonnes. An expansion of the plant is under consideration.

Exploration is currently focused on upgrading resources and converting resources into reserves. While reserves declined modestly in 2005 because of increased costs and mine depletion, at current gold prices there is potential to expand reserves, mine life and production. The current mine life is in excess of 20 years.

Having expanded rapidly from 3.5 million tonnes of ore production in 1998 to over 20 million tonnes in 2005, the Tarkwa mine expects 2006 to be a year of optimization. Production is forecast to be about 750,000 ounces (IAMGOLD share 141,750 ounces) with cash costs of approximately $305 per ounce.



Damang Mine

(IAMGOLD interest 18.9%)

The Damang open pit gold mine is located in western Ghana, about 280 kilometres by road west of Accra, and 30 kilometres northeast of the Tarkwa mine. In 2005, Damang produced 229,000 ounces of gold (100%) at a cash cost of $347 per ounce. IAMGOLD's partners at Damang are Gold Fields Limited (71.1%), the operator, and the Republic of Ghana (10%).

Production from Damang began in 1997. The operation was acquired by Gold Fields Ghana Limited and IAMGOLD in 2002. Open pit mining is carried out by a contractor, and the ore is processed in a conventional mill incorporating gravity concentration and carbon-in-leach recovery. Throughput averages 3.25 million to 5.2 million tonnes per annum, depending on the mix of fresh and weathered oxide ore being processed. In 2005 work began on a $44 million project to deepen the main pit, which will provide access to approximately 700,000 ounces of gold which extends the mine life to at least 2011.

In 2006 work will continue to focus on optimizing and extending the life of the operation. Options include extensions to existing satellite pits and the evaluation of new targets; a feasibility study of the Abosso underground deposit; and the testing of new regional targets.

Production in 2006 will come from lower grade sources of ore, namely the new Amoanda and Tomento pits, and from low grade stockpiles, while the main Damang pit is being deepened to access higher grade ore. Output is expected to be approximately 205,000 ounces (IAMGOLD share 38,745 ounces) at a cash cost of $365 per ounce.

Mupane Mine

The Mupane gold mine is located 30 kilometres southeast of Francistown in the Tati greenstone belt in southern Botswana. A Gallery Gold discovery in 1998, the mine began production in 2004. In 2005, after the successful resolution of some start-up problems, it produced approximately 90,000 ounces of gold at a cash cost of about $290 per ounce. The operation involves open pit mining, carried out by a contractor, from the main Tau pit and several smaller pits, and a 1.0 million tonne per annum conventional carbon-in-leach plant. A flotation circuit was put in place early in 2006 to treat the sulphides in the ore.

Reserves at mid 2005 were sufficient for a mine life of six years based on the current mining plan, but exploration is expected to support a project life of approximately 10 years. The land holdings cover over 5,000 square kilometres of three greenstone belts in this region.



AMGOLD's exploration success in Ecuador has the potential to increase future gold production substantially.

AM

IAMGOLD's drilling at Quimsacocha will continue throughout 2006, to delineate the deposit further and test other targets on the property.








Quimsacocha, Ecuador

Active in Ecuador since 1995, IAMGOLD carried out an initial drilling program on the 100% owned, 12,500 hectare, Quimsacocha property in 2002. Since then it has spent over $10 million on exploration of the property, and by the end of 2005 had completed close to 49,000 metres of diamond drilling in 194 holes. Quimsacocha is located in southern Ecuador, 480 kilometres south of Quito and 40 kilometres southwest of Cuenca, Ecuador's third largest city, at an elevation of 3,500-3,900 metres.

The 2005 exploration program cost $5.2 million and included 27,272 metres of drilling and metallurgical testing.

The drilling carried out to date has delineated a high sulphidation epithermal gold-copper-silver deposit more than 1.5 kilometres long. The D1 and Loma Larga zones were shown to be part of one continuous deposit that is now called the Quimsacocha deposit. Indicated resources within a one-kilometre long defined area are estimated to contain 2.8 million ounces of gold and 18.2 million ounces of silver, at a cut-off grade of 1.0 grams per tonne gold, according to an independent consultant's report completed in October 2005. The estimate was based on 147 drill holes drilled over the one-kilometre long area. Ongoing drilling has extended strong mineralization a







further half kilometre to the south and the deposit remains open in all directions.

A high grade zone within the deposit contains 8.5 million tonnes averaging 6.8 grams per tonne gold, 42 grams per tonne silver and 0.24% copper at the 1.0 grams gold per tonne cut-off, or 1.85 million ounces of gold, over half of the indicated resource estimated to date.

Initial metallurgical testing in 2005 indicated processing might involve comminution, flotation, pressure oxidation and solid-liquid separation with copper recovery via solvent extraction electro-winning and gold recovery via carbon-in-leach. Metallurgical work is continuing.

In the first half of 2006, the drilling program will focus on further delineation of the deposit. In the second half of the year additional targets will be tested, some directly north of the resource within the north-south trend of mineralization, and to the northeast into the Las Costillas region. Indications of increasing silver content 750 metres south of the resource will be investigated and infill drilling will continue. The work will also include collection of environmental baseline data, geochemical and geotechnical engineering assessments and completion of a scoping level study. Expenditures for the first half of the year are expected to be close to $5 million.

Buckreef, Tanzania

The Buckreef project in Tanzania, in which IAMGOLD holds 80% ownership, was acquired through the Gallery Gold transaction that closed in March 2006. Exploration started at Buckreef in 2003, with great success. A new resource calculation is in progress, following the completion of an infill drilling program in January 2006, with a combined open pit and underground operation under consideration.

Recent work has confirmed the potential for a Buckreef open pit mine; defined two new high grade underground zones, one beneath the Buckreef deposit and the other 500 metres to the north; identified a significant open pit prospect at Busolwa-Buziba, 20 kilometres east of Buckreef; and increased the inferred resource from 1.15 million to 1.93 million ounces of gold.

Senegal

Bambadji: IAMGOLD has been exploring in Senegal since the early 1990s. A drilling program to test targets at depth within the Bambadji structural trend on the Bambadji property in eastern Senegal was completed in 2005, and indicated that the mineralization is not continuous. The focus of the 2006 program will be to learn more about the geologic controls affecting the broad zones of mineralization identified to date. The program will include detailed geological and geophysical surveys. In order to reduce land holding costs, a number of concessions were dropped in 2005.

Other Interests

Other exploration interests include the Kitongo and Maji Moto projects and Nyakafuru joint venture with Resolute Mining in Tanzania, the Shashe Lease in Botswana, and five grass roots exploration projects, three of which involve joint venture partners.

Brazil

Rio Grande do Sul: IAMGOLD holds over 90,000 hectares either outright or under option in a region underlain by granite-greenstone sequences with a gold mining history that can be traced to 1880. Field work in 2005 focused on two of the five land packages identified in the region. Drill results have been encouraging on one of these targets and follow-up exploration is planned. The Company has also signed an agreement to earn a 100% interest in the concession adjacent to the non-operating Camaqua copper-gold mine. Efforts are focusing on a complete data review for a better understanding of the mine site and regional geology.

Tocantins: IAMGOLD and joint venture partner AngloGold Ashanti have been working at the Tocantins project since 1999. In 2005, Inco Limited signed an agreement with IAMGOLD and AngloGold Ashanti which allows it to earn up to a 71% interest in selected properties at Tocantins (excluding gold interests).

Argentina

Los Menucos: IAMGOLD began exploring in Argentina in 1999 with the acquisition of mineral rights over a 20 kilometre long alteration trend in the Los Menucos region of the Rio Negro province. In 2005, a combination of poor drill results from three drill programs and the passing of a law banning the use of cyanide in Rio Negro resulted in a change in exploration strategy for Argentina. Drill programs planned in Rio Negro were cancelled and no further work will be carried out until the cyanide law is rescinded. The focus of work has shifted from Rio Negro and Santa Cruz provinces to the Central belt of San Juan and Cajamarca provinces, where efforts are concentrating on identifying advanced projects held by third parties or on new, high potential, exploration areas.





AMGOLD's activities worldwide are characterized by a strong focus on environmental responsibility and social sensitivity.

AMRESPONSIBLE

IAMGOLD's innovative programs and thriving partnerships with stakeholders are features of the Company's operations in Ecuador.











Since it was first established, IAMGOLD has demonstrated a deep commitment to its corporate responsibility role. With its partners it has introduced new standards for health and safety, environmental practice and social outreach in areas where modern exploration and mining techniques have been unknown.

In Ecuador IAMGOLD has had the opportunity to put its principles into practice while its projects have been at the exploration stage. As Quimsacocha has assumed more significance, so has the outreach program evolved. Today the program's objectives are two-fold: to promote and support initiatives that will improve the quality of life in local communities through cooperative programs; and to promote and support initiatives compatible with exploration and mining activity that will encourage conservation and the proper use of water resources and the environment.

Several programs are provided for the women in the community. For example, local authorities, health representatives and IAMGOLD staff have been helping women's organizations in three parishes to improve the productivity of family garden plots, with a view to benefiting families and communities through improved nutrition. Women have been trained to work in local bakeries. Information about raising alpacas as an alternative to cattle ranching is being made available.







The Company's environmental team regularly makes presentations to teachers and students about the management of water resources, land use, small crop management and organic farming.

In 2005, IAMGOLD entered into an agreement with Ecuador's Department of the Environment concerning a management plan for Quimsacocha and the surrounding area. Preliminary studies have been completed, and the local community has become involved in the project, which is a good example of governments and the private sector cooperating in the management and use of natural resources.

SCHOLARSHIP CREATED

IAMGOLD established the Maria Nathanson and IAMGOLD Corporation Scholarship in Geological Sciences and Geological Engineering at Queen's University, Kingston, Ontario, in 2004, to honour the memory of Maria Nathanson, the spouse of retired co-founder of IAMGOLD, Mark Nathanson. The scholarship, which involved a gift commitment of C$400,000, provides tuition and student fees for a Master's degree candidate in the mineral exploration graduate program, with preference being given to candidates who are nationals of Mali, Ghana or Senegal. The initial recipient, Serigne Dieng from Senegal, is expected to complete his Master's degree in 2006.



AMGOLD'S strength is in the stability of its interests and the consistent cash flow they generate.

I AM VALUE

The following report, dated March 28, 2006, should be read in conjunction with the Consolidated Financial Statements for December 31, 2005 and related notes thereto which appear elsewhere in this report. All figures in the following sections are in US dollars, unless stated otherwise.


NET
EARNINGS
($000's)
25
20
15
10
5
0
03
04
05

OVERVIEW

IAMGOLD ("IMG" or the "Company") is a growth-oriented precious metals mining and exploration company. The Company holds interests in four operating gold mines in West Africa, certain diamond and gold royalties and conducts exploration activities in South America and West Africa.

Net earnings for 2005 were $20.5 million or $0.14 per share compared to $11.6 million or $0.08 per share for 2004 and $20.0 million or $0.14 per share for 2003. Earnings in 2005 benefited from stronger gold prices but were offset by higher operating costs. Earnings in 2004 were depressed as a result of $11.2 million ($8.2 million, net of tax) of corporate transaction costs relating to potential business combinations with Wheaton River Minerals and Gold Fields International and the defence of an unsolicited take-over bid by Golden Star Resources. Operating cash flow for 2005 was $34.0 million compared to $13.7 million in 2004 and $30.6 million in 2003. The increase is a result of higher earnings and a reduction in non-cash working capital of $11.0 million at Sadiola and Yatela in 2005. In addition, operating cash flow in 2005 includes increased dividend distributions from Tarkwa and Damang of $10.0 million (2004 – $8.7 million; 2003 – $4.0 million). Operating cash flow excludes loan repayments received of $5.2 million in 2005 from Tarkwa and $6.7 million in 2003 from Damang, which are classified as investing cash flow.

Business Combination

On March 3, 2006, the shareholders of Gallery Gold Limited ("GGL") approved a scheme of arrangement whereby the Company will acquire all of the issued and outstanding shares of GGL in exchange for the issuance of 26,212,850 common shares. All common share options will be settled in cash by the Company. As a result of this transaction the combined company will be held 85% by the Company's existing shareholders and 15% by GGL's existing shareholders. The acquisition transaction closed on March 22, 2006. The purchase price has been determined to be approximately $200 million before acquisition costs.

Summarized Financial Results

(in US$000's except where noted)	**2005**	2004	2003
Cash, short-term deposits and gold bullion	$ 110,197	$ 85,436	$ 113,958
Net current working capital	114,527	102,562	118,539
Total assets	468,985	448,002	452,227
Non-recourse loans payable	6,924	10,437	11,342
Gold sales	119,393	112,663	96,607
Royalty revenues	10,381	9,209	4,504
Earnings from working interests	15,467	13,149	9,650
Net earnings	20,494	11,609	20,017
Basic and diluted net earnings per share	0.14	0.08	0.14
Cash dividends declared per share (Cdn$)	0.07	0.06	0.06
(US$)	0.06	0.05	0.05
Operating cash flow	34,043	13,683	30,638
Operating cash flow per share (basic & diluted)	0.23	0.09	0.21
Gold produced (000 oz – IMG share)	447	432	421
Weighted average GI cash cost (US$/oz – IMG share)*	276	248	225
Average gold spot price (US$/oz)**	445	410	363

* Weighted average Gold Institute cash cost is a non-GAAP measure. Please refer to the Supplemental Information to the Management's Discussion and Analysis for reconciliation to GAAP.

** Average gold price as per the London PM fix.


TOTAL
REVENUE
($000's)
140
120
100
80
60
40
20
0
03
04
05

Quarterly Financial Review

(in US$000's except where noted)

Net earnings for the fourth quarter of 2005 were $6.2 million or $0.04 per share compared to $2.9 million or $0.02 per share for the fourth quarter of 2004 and $7.0 million or $0.05 per share for the fourth quarter of 2003.

2005	Q1	Q2	Q3	Q4	Total
Revenue	$ 29,493	$ 29,539	$ 31,316	$ 39,426	$ 129,774
Net earnings	7,743	2,375	4,198	6,178	20,494
Basic and diluted earnings per share	0.05	0.02	0.03	0.04	0.14
Operating cash flow	8,533	5,680	1,828	18,002	34,043
Operating cash flow per share (basic and diluted)	0.06	0.04	0.01	0.12	0.23

2004	Q1	Q2	Q3	Q4	Total
Revenue	$ 27,632	$ 31,510	$ 28,076	$ 34,654	$ 121,872
Net earnings	7,182	622	908	2,897	11,609
Basic and diluted earnings per share	0.05	0.00	0.01	0.02	0.08
Operating cash flow	5,773	(6,263)	18,886	(4,713)	13,683
Operating cash flow per share (basic and diluted)	0.04	(0.04)	0.13	(0.03)	0.09

2003	Q1	Q2	Q3	Q4	Total
Revenue	$ 23,842	$ 24,179	$ 23,763	$ 29,327	$ 101,111
Net earnings	4,426	2,440	6,174	6,977	20,017
Basic and diluted earnings per share	0.03	0.02	0.04	0.05	0.14
Operating cash flow	12,292	7,850	6,485	4,011	30,638
Operating cash flow per share (basic and diluted)	0.09	0.05	0.04	0.03	0.21

IAMGOLD *Attributable Production and Costs*

The table below presents the production attributable to IAMGOLD's ownership in its four operating gold mines in West Africa along with the weighted average cost of production.



TOTAL GOLD
PRODUCTION
(000's ozs)
450
400
350
300
250
200
150
100
50
0
03
04
05

IAMGOLD *Basis*

	2005					2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Production (000 oz)							
Sadiola – 38%	38	43	44	43	168	173	172
Yatela – 40%	23	23	21	31	98	97	87
Tarkwa – 18.9%	35	37	33	32	137	105	105
Damang – 18.9%	10	11	11	11	43	56	57
Total production	106	114	109	117	447	432	421
Gold Institute cash cost*							
Sadiola – 38%	288	261	244	289	270	246	213
Yatela – 40%	268	306	300	221	269	263	244
Tarkwa – 18.9%	238	254	290	295	268	250	224
Damang – 18.9%	345	343	371	330	347	221	230
Weighted average	273	275	281	276	276	248	225

*Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management's Discussion and Analysis for a reconciliation to GAAP.

The Company's attributable share of gold production in 2006 from the above four operating mines is expected to be 480,000 ounces of gold at a total direct cash cost of $280 per ounce and a total cash cost, as defined by the Gold Institute, of $295 per ounce.


OPERATING
CASH FLOW
($000's)
35
30
25
20
15
10
5
0
03
04
05

RESULTS OF OPERATIONS

Mining Interests

(US$ 000's)	Q1	Q2	2005 Q3	Q4	Total	2004 Total	2003 Total
Gold sales	$27,230	$27,265	$27,904	$36,994	$119,393	$112,663	$96,607
Mining expense	18,536	19,015	16,593	25,144	79,288	69,333	56,620
Depreciation and depletion	4,727	4,894	4,790	6,194	20,605	20,592	18,385
Earnings from mining interests	$ 3,967	$ 3,356	$ 6,521	$ 5,656	$ 19,500	$ 22,738	$21,602

The Company owns a 38 percent interest in a Malian registered company, La Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola"). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Ashanti Limited ("AngloGold") owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and the International Finance Corporation ("IFC") holds the remaining 6 percent. AngloGold is the mine operator.

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Exploitation des Mines d'Or de Yatela S.A. ("Yatela"). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

The Company records its proportionate share of assets, liabilities and results from operations from its joint venture interests in the Sadiola and Yatela mines.

The Company's 2005 consolidated gold revenue was 6% higher than 2004 and 24% higher than 2003. The increase in 2005 was due to gold revenues per ounce being 7% higher than 2004 and 20% higher than 2003 and attributable production from Sadiola and Yatela being 2% lower than 2004 and 3% higher than 2003. During 2005, all sales at Sadiola and Yatela were made at spot prices. During 2004 and 2003, the Company recorded an increase to gold revenue of $1.8 million in each year to reflect the amortization of the deferred hedge revenue from previously crystallized financial instruments at Sadiola and also recorded a reduction to gold revenue of $0.5 million and $0.3 million, respectively, to reflect its share of the change in the mark-to-market loss on Sadiola call options.

The Company's share of Sadiola and Yatela operating expenses was 14% higher in 2005 than 2004 and 40% higher than in 2003. Total consolidated cash costs at Sadiola and Yatela in 2005 of $269 per ounce increased from $252 per ounce in 2004 and $224 per ounce in 2003. Costs increased as a result of overall general increases in cost components.

In 2005, the Company expensed $0.4 million (2004 – $0.1 million; 2003 – $0.7 million) for exploration at the mine level in accordance with Canadian accounting policies. All other exploration expenditures at Sadiola and Yatela were capitalized.

Sadiola Mine (IAMGOLD interest – 38%)

A summary of significant operating statistics at Sadiola is provided in the table below:

Summarized Results
100% Basis

			2005			2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	3,000	4,560	2,500	2,890	12,950	8,910	11,440
Marginal ore mined (000t)	180	180	140	310	810	1,000	1,480
Ore mined (000t)	1,420	970	1,080	2,100	5,570	5,630	5,730
Total material mined (000t)	4,600	5,710	3,720	5,300	19,330	15,540	18,650
Strip ratio*	2.2	4.9	2.4	1.5	2.5	1.8	2.3
Ore milled (000t)	1,180	1,170	1,360	1,320	5,030	5,150	5,070
Head grade (g/t)	3.3	3.7	2.9	3.0	3.2	3.8	3.0
Recovery (%)	80	82	92	88	86	76	88
Gold production – 100% (000 oz)	101	113	116	112	442	458	452
Gold sales – 100% (000 oz)	102	110	117	116	445	458	453
Gold revenue (US$/oz)**	429	427	439	485	446	420	376
Direct cash costs (US$/oz)***	295	282	244	298	279	234	210
Production taxes (US$/oz)***	26	25	26	30	27	24	22
Total cash costs (US$/oz)***	321	307	270	328	306	258	232
Stockpile adjustments (US$/oz)***	(33)	(46)	(26)	(39)	(36)	(12)	(19)
GI cash cost (US$/oz)***	288	261	244	289	270	246	213

* Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

** Gold revenue is calculated as gold sales divided by ounces of gold sold.

*** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management's Discussion and Analysis for a reconciliation to GAAP.

The Company's average gold revenue at Sadiola of $446 per ounce in 2005 was higher than the $420 per ounce achieved in 2004 and the $376 per ounce achieved in 2003. The mine had no exposure to any financial instruments during 2005. The premium above the average spot price of $410 per ounce in 2004 and $363 per ounce in 2003 resulted from the amortization of deferred hedge revenue from previously crystallized financial instruments, which were fully amortized as at December 31, 2004.

Material mined in 2005 was 24% higher than 2004 and 4% higher than 2003 due primarily to increased equipment availability. The increase in mining has led to an additional 1.0 million tonnes of ore being added to the stockpile, which at year end stood at 6.1 million tonnes or 1.2 years of mill feed.

Gold production at Sadiola was essentially the same in 2005 in comparison to 2004 and 2003. The head grade to the mill in 2005 was 16% lower than the grade fed in 2004 as higher grade sulphides constituted a lower proportion of the mill feed in 2005 (26%) than in 2004 (45%). This reduction in grade is offset by a 13% increase in recovery over 2004. The higher proportion of oxide ore to the mill feed contributed to the increase in recovery as oxide ore (91%) achieves a higher recovery than sulphide ore (79%). In addition, recovery of gold from the sulphide ore in 2004 was at lower than expected levels and averaged only 69% for the 2004 year. A plant scale gravity concentration circuit will be tested during 2006 with the objective of an overall improvement in recovery.

A pre-feasibility study on mining of the hard sulphide ore below the main pit was completed and showed marginal economics assuming the current mill configuration and current mining and energy costs. Further metallurgical test work will be conducted during 2006 on improving recoveries. A feasibility study and infill drilling will continue once that has been successfully achieved.

Direct unit cash costs increased in 2005 by 19% over 2004 and 33% over 2003. Increases in the cost of fuel, parts and supplies, reagents and mining contractor rates all contributed to the increase in costs. In the fourth quarter of 2005, Sadiola expensed $5.2 million relating to an agreement reached with the Government of Mali whereby the government would retain a pre-payment to settle income tax claims relating to the years 2000 through 2002. In addition, Sadiola also recorded a $2.2 million provision for income tax claims relating to the years 2003 and 2004. In 2004, an ore stockpile was written down from $10.3 million to $4.7 million due to contamination with hard, sub-marginal material.

Additions to fixed assets at Sadiola in 2005 were $17.1 million (2004 – $7.1 million; 2003 – $4.3 million). $8.5 million (2004 – $1.0 million; 2003 – nil) of the total expenditures was spent on the 115 house extension of the mine village, $3.9 million (2004 – $0.1 million; 2003 – nil) was spent on the purchase of mining equipment and the remainder was expended on a variety of smaller capital projects. Exploration expenditures in 2005 were $3.6 million (2004 – $9.2 million; 2003 – $7.9 million), of which $2.6 million (2004 – $8.9 million; 2003 $7.5 million) was capitalized. Of the total expenditures, $0.4 million (2004 – $5.1 million; 2003 – $3.3 million) was spent on the deep sulphide project, $1.8 million (2004 – $1.1; 2003 – $1.8 million) was spent on FE3 and FE4 drilling and $0.4 million (2004 – $2.7 million; 2003 – $2.2 million) was spent on other oxide programs.

During 2005, $31.0 million (2004 – $45.0 million; 2003 – $41.0 million) of profit distributions were paid to shareholders. The Company's share of these distributions was $11.8 million (2004 –

$17.1 million; 2003 – $15.6 million). Cash balances at Sadiola as at December 31, 2005 were $12.2 million (2004 – $12.7 million; 2003 – $30.5 million). Subsequent to year end, $10.0 million (IAMGOLD share $3.8 million) of profit distributions was paid by Sadiola to shareholders.

For 2006, Sadiola is expected to produce 480,000 ounces of gold at a total direct cash cost of $290 per ounce and a total cash cost, as defined by the Gold Institute, of $305 per ounce.

Yatela Mine (IAMGOLD interest – 40%)

A summary of significant operating statistics at Yatela is provided in the table below:

Summarized Results
100% Basis

			2005			2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	3,300	3,520	2,310	2,420	11,550	15,700	18,730
Marginal ore mined (000t)	280	330	210	210	1,030	1,750	1,120
Ore mined (000t)	620	400	260	540	1,820	3,670	2,270
Total material mined (000t)	4,200	4,250	2,780	3,170	14,400	21,120	22,120
Strip ratio*	5.8	9.6	9.7	4.9	6.9	4.7	8.7
Ore crushed (000t)	810	800	720	820	3,150	2,870	2,590
Head grade (g/t)	2.6	2.5	2.8	4.0	3.0	3.4	2.8
Gold stacked (oz)	68	64	65	105	302	314	236
Gold production – 100% (000 oz)	58	57	54	78	247	242	218
Gold sales – 100% (000 oz)	62	55	48	80	245	241	222
Gold revenue (US$/oz)**	428	428	438	487	449	410	361
Direct cash costs (US$/oz)***	248	283	328	226	266	281	249
Production taxes (US$/oz)***	29	26	24	31	28	25	23
Total cash costs (US$/oz)***	277	309	352	257	294	306	272
Cash cost adjustments (US$/oz)***	(9)	(3)	(52)	(36)	(25)	(43)	(28)
GI cash cost (US$/oz)***	268	306	300	221	269	263	244

* Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

** Gold revenue is calculated as gold sales divided by ounces of gold sold.

*** *Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the* Management's Discussion and Analysis for a reconciliation to GAAP.

Gold revenue at Yatela averaged $449 per ounce in 2005 compared to $410 per ounce in 2004 and $361 per ounce in 2003. The mine had no exposure to any financial instruments over the reporting periods.

Production in 2005 totalled 247,000 ounces, 2% higher than in 2004 and 13% higher than in 2003, when a severe rainy season disrupted operations.

Material mined in 2005 was 32% lower than 2004 and 35% lower than 2003 due primarily to the substantial completion in 2004 of the mining of the Alamoutala satellite deposit. Rehabilitation activities at the Alamoutala site commenced during 2005. A pit cutback that will extend the operating life of Yatela by up to ten months is being considered given the current gold price.

Ore crushed in 2005 was 10% higher than in 2004 and 22% higher than in 2003 as plant availabilities have improved. The head grade in 2005 was 12% lower than 2004 and 7% higher than 2003. However, access to higher grade areas in the lower reaches of the pit was achieved in the fourth quarter of 2005 and will continue for the first half of 2006.

Direct unit cash costs decreased by 5% in 2005 from 2004 and increased 7% over 2003. The reduction from 2004 was due to high cement usage in 2004 as all crushed ore was stacked on first lifts of the leach pad, which require the addition of more than twice the amount of cement than second lifts. In addition, haulage costs were lower in 2005 as all ore was sourced from the main pit. Offsetting these cost reductions were general cost increases for fuel, mining contractor rates and supplies at Yatela.

Capital expenditures at Yatela totaled $6.1 million (2004 – $7.2 million; 2003 – $13.6 million). The largest expenditure was $5.1 million (2004 – $4.5 million; 2003 – $3.4 million) for the expansion of leach pads. Exploration expenditures were $0.2 million (2004 – $1.1 million; 2003 – $1.1 million) and nil (2004 – $0.1 million; 2003 – $5.7 million) was spent on the development of Alamoutala. The remaining $0.8 million (2004 – $1.5 million; 2003 – $1.2 million) was spent on various small capital projects.

During 2005, principal repayments on loans provided to construct the project totaled $28.4 million (2004 – $2.4 million; 2003 – $11.3 million). The Company portion of these repayments were $9.9 million (2004 – $nil; 2003 – $3.5 million). The remaining repayments were to third party debt providers and the Company's joint venture partners. Total project loans that remain outstanding at year-end 2005 total $52.4 million (2004 – $77.1 million; 2003 – $76.9 million) and are expected to be fully repaid during 2006.

Cash balances at Yatela as at December 31, 2005 were $12.5 million (2004 – $15.7 million; 2003 – $4.5 million).

For 2006, Yatela is expected to produce 290,000 ounces of gold at a total direct cash cost of $225 per ounce and a total cash cost, as defined by the Gold Institute, of $250 per ounce.

Working Interests

(US$ 000's)	2005 Q1	Q2	Q3	Q4	Total	2004 Total	2003 Total
Tarkwa	$ 5,278	$ 3,372	$ 2,259	$ 2,827	$13,736	$ 7,741	$ 6,739
Damang	444	163	292	832	1,731	5,408	2,911
Earnings from working interests	$ 5,722	$ 3,535	$ 2,551	$ 3,659	$15,467	$13,149	$ 9,650

The Company owns an 18.9 percent interest in each of two Ghanaian registered companies, Gold Fields Ghana Limited ("GFGL") and Abosso Goldfields Limited ("Abosso"). GFGL holds the mining and exploration permits for the Tarkwa mine in Ghana while Abosso holds the permits for the Damang mine, also in Ghana. Gold Fields Limited ("Gold Fields") owns a 71.1 percent interest in each of GFGL and Abosso and the Government of Ghana holds the remaining 10 percent interests in each mine. Gold Fields is the operator at both mines. In addition, the Company owns a 20.79 percent interest in the GFGL shareholder loans.

The Company records its investments in its working interests on its consolidated balance sheet by including its share of the profits from the Tarkwa and Damang mines, which are also recorded on its consolidated statement of earnings, net of any profit distributions received.

Earnings improved in 2005 by 78% over 2004 and 104% over 2003 for Tarkwa. The improvement was primarily attributable to the additional production from the mill, which began operating in November 2004. Earnings at Damang declined by 69% from 2004 and 42% from 2003. The decline in Damang is a result of the depletion of the main pit, resulting in lower grades and higher costs of ore sourced from satellite pits. Higher realized prices for gold and reduced tax rates in Ghana have had a positive impact on both mines. The Company's share of the amortization and depreciation expense recorded in the determination of the above earnings was $9.1 million (2004 – $7.2 million; 2003 – $5.7 million).

Subsequent to year end, the Government of Ghana again reduced its income tax rate from 28% to 25% and its national reconstruction levy from 1.5% to 0.75%. These tax reductions will result in a reduction to future tax liabilities at Tarkwa and Damang, resulting in an increase to earnings from working interests on the order of $1.7 million in 2006.

Tarkwa Mine (IAMGOLD interest – 18.9%)

A summary of significant operating statistics at Tarkwa is provided in the table below:

Summarized Results
100% Basis

	2005					2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	15,780	16,460	18,550	17,030	67,820	55,590	31,640
Marginal ore mined (000t)	430	160	120	240	950	930	240
Ore mined (000t)	4,920	5,250	5,400	5,140	20,710	17,740	16,600
Total material mined (000t)	21,130	21,870	24,070	22,410	89,480	74,260	48,480
Strip ratio*	3.3	3.2	3.5	3.4	3.3	3.2	1.9
Heap Leach:							
Ore crushed (000t)	4,060	4,220	4,140	4,030	16,450	16,160	15,570
Head grade (g/t)	1.2	1.3	1.2	1.2	1.2	1.3	1.4
Gold stacked (000 oz)	150	175	158	157	640	705	698
Recovery (%)	80	77	77	77	78	78	74
Gold production (000 oz)	126	136	120	111	493	525	555
CIL:							
Ore milled (000t)	1,160	1,180	1,140	1,130	4,610	850	-
Head grade (g/t)	1.8	1.7	1.5	1.6	1.7	1.7	-
Recovery (%)	97	98	97	98	98	96	-
Gold production (000 oz)	59	63	54	56	232	28	-
Total gold production & sales – 100% (000 oz)	185	199	174	167	725	553	555
Gold revenue (US$/oz)**	428	429	437	482	443	411	358
Direct cash costs (US$/oz)***	223	237	280	297	258	249	201
Production taxes (US$/oz)***	13	13	13	14	13	12	11
Total cash costs (US$/oz)***	236	250	293	311	271	261	212
Gold-in-process adjustments (US$/oz)***	2	4	(3)	(16)	(3)	(11)	12
GI cash cost (US$/oz)***	238	254	290	295	268	250	224

* Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

** Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.

*** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management's Discussion and Analysis for a reconciliation to GAAP.

The Company's average gold revenue at Tarkwa of $443 per ounce in 2005 was higher than the $411 per ounce achieved in 2004 and the $358 per ounce achieved in 2003. The mine had no exposure to any financial instruments (including gold price hedges) during the year, and has no financial instruments in place for the future.

Material mined in 2005 was 20% higher than 2004 and 85% higher than 2003. The higher levels of material moved were required to source additional ore as feed for the new mill and to increase the overall stripping ratio to a level more in line with the life-of-mine requirement.

Additional gold production at Tarkwa increased 31% over 2004 and 2003 due to the commencement of mill operations in late 2004. Production from the heap leach operation declined 6% and 13% from 2004 and 2003 respectively as higher grade ore is now being processed through the mill, which achieved a recovery rate of 98% during the year. This high recovery is an indication of the simplicity in milling the gold from the conglomerate. Studies considering an increase to the capacity of the mill are currently underway.

Direct cash costs increased 4% from 2004 and 28% from 2003 due to higher mining costs resulting from continued record levels of waste being mined and higher costs for fuel and mining supplies. These increases have been mitigated by the lower mining cost resulting from the conversion to owner mining from contractor mining in 2004.

Total capital expenditures at Tarkwa in 2005 were $43.7 million (2004 – $160.4 million; 2003 – $57.2 million), $2.6 million (2004 – $72.1 million; 2003 – $28.9 million) of which was spent on the construction of the new mill, $0.6 million (2004 – $67.2 million; 2003 – $3.7 million) was spent on the new mining fleet, $21.2 million (2004 – $2.2 million; 2003 – $9.3 million) was spent on leach pad expansions, $4.1 million on the purchase of replacement or additional mining fleet and $15.8 million (2004 – $18.9 million; 2003 – $15.4 million) was spent on various smaller capital projects.

During 2005, $75.0 million (2004 – $20 million; 2003 – $20 million) of profit distributions were paid to the mine shareholders. The Company's share of these distributions was $15.2 million (2004 – $4.0 million; 2003 – $4.0 million), $10.0 million (2004 – $4.0 million; 2003 – $4.0 million) of which is classified as a dividend and the remaining $5.2 million is classified as a loan repayment, which is considered an investing activity. In 2004, the Company remitted $28.2 million to the mine as its share of a cash call for the construction of the mill and the purchase of the new mining fleet. Cash balances at Tarkwa as at December 31, 2005 were $45.7 million (2004 – $61.1 million; 2003 – $30.1 million). Subsequent to year end, Tarkwa paid an additional $45.0 million of profit distributions (IAMGOLD share $9.2 million).

For 2006, Tarkwa is expected to produce 750,000 ounces of gold at a total direct cash cost of $285 per ounce and a total cash cost, as defined by the Gold Institute, of $305 per ounce.

Damang Mine (IAMGOLD interest – 18.9%)

A summary of significant operating statistics at Damang is provided in the table below:

Summarized Results
100% Basis

			2005			2004	2003
	Q1	Q2	Q3	Q4	Total	Total	Total
Waste mined (000t)	2,650	2,950	2,990	3,250	11,840	7,450	12,250
Marginal ore mined (000t)	10	-	-	-	10	-	-
Ore mined (000t)	460	860	740	640	2,700	4,820	5,250
Total material mined (000t)	3,120	3,810	3,730	3,890	14,550	12,270	17,500
Strip ratio*	5.8	3.4	4.0	5.1	4.4	1.5	2.3
Waste mined (000t) – Pit cut back	-	-	1,550	1,990	3,540	-	-
Ore milled (000t)	1,260	1,260	1,330	1,320	5,170	5,390	5,080
Head grade (g/t)	1.4	1.5	1.5	1.5	1.5	1.9	2.1
Recovery (%)	91	92	93	93	92	90	91
Gold production & sales – 100% (000 oz)	54	58	57	60	229	296	303
Gold revenue (US$/oz)**	429	428	438	481	445	407	362
Direct cash costs (US$/oz)***	302	330	322	305	315	210	215
Production taxes (US$/oz)***	13	13	13	14	13	12	11
Total cash costs (US$/oz)***	315	343	335	319	328	222	226
Gold-in-process adjustments (US$/oz)***	31	-	36	11	19	(1)	4
GI cash cost (US$/oz)***	345	343	371	330	347	221	230

* Strip ratio is calculated as waste plus marginal ore divided by full-grade ore.

** Gold revenue is calculated as gold sales divided by ounces of gold sold.

*** Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management's Discussion and Analysis for a reconciliation to GAAP.

The average gold revenue in 2005 at Damang was $445 per ounce versus the $407 per ounce in 2004 and the $362 per ounce in 2003. The mine had no exposure to any financial instruments (including gold price hedges) and has no financial instruments in place for the future.

Gold production for 2005 declined 23% from 2004 and 24% from 2003. The decline is a result of lower head grades as most of the mill feed was sourced from satellite pits and stockpiled ore.

Direct cash costs have risen significantly in 2005 to approximately 50% over 2004 and 2003, which is a result of higher stripping ratios, lower grades, increased haulage costs from the satellite pits and increased fuel and mining supplies costs.

During the year, the decision was made to deepen the main Damang pit, extending the mine life to 2011, and stripping of the pit began in July 2005. The pit cut back is expected to take two years and will access an additional 700,000 ounces of gold. Production is expected to remain low at approximately 200,000 ounces per year in the pre-strip years but increasing to almost 300,000 ounces per year on completion. The expected cost of the pit cut back is $44 million, which will be capitalized until production recommences from the main pit in mid-2007.

Total capital expenditures at Damang in 2005 were $15.0 million (2004 – $6.4 million; 2003 – $2.8 million). $7.2 million of the 2005 amount was spent on the pit cut back. The remaining $7.8 million and the 2004 and 2003 amounts were for a variety of small capital projects. Exploration expenditures were $1.9 million (2004 – $2.0 million; 2003 – $3.0 million) for the year.

Damang paid no dividends to its shareholders in 2005 and 2003 and paid $25 million in 2004. The Company's share of the 2004 dividend was $4.7 million. During 2005, cash balances were retained in order to finance the pit cut back project. During 2003, final shareholder loan repayments of $34.3 million were paid, with the Company's share being $6.6 million. Cash balances at Damang as at December 31, 2005 were $41.0 million (2004 – $34.3 million; 2003 – $14.3 million). Subsequent to year end, Damang paid dividends of $10.0 million to its shareholders (IAMGOLD share $1.9 million).

For 2006, Damang is expected to produce 205,000 ounces of gold at a total direct cash cost of $360 per ounce and a total cash cost, as defined by the Gold Institute, of $365 per ounce.

ROYALTY REVENUE
($000's)


12
10
8
6
4
2
0
03
04
05
Diamond Royalties
Gold Royalties

Royalty Interests

(US$ 000's)	2005 Q1	Q2	Q3	Q4	Total	2004 Total	2003 Total
Gold royalties							
Revenue	$ 706	$ 817	$ 742	$ 834	$ 3,099	$ 2,842	$ 2,370
Amortization	344	544	488	505	1,881	1,857	1,586
Diamond royalties							
Revenue	1,557	1,457	2,670	1,598	7,282	6,367	2,134
Amortization	818	782	1,411	845	3,856	3,365	1,129
Earnings from royalty interests	$ 1,101	$ 948	$ 1,513	$ 1,082	$ 4,644	$ 3,987	$ 1,789

Royalty revenues from gold operations were recorded from the following royalty interests: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, which ceased operations during 2004; the Magistral mine in Mexico, which began operations during 2003 and suspended operations during 2005; and the Don Mario mine in Bolivia, which began operations in 2003.

On November 28, 2005, the Company announced that an agreement had been reached to sell all of the Company's gold producing and non-producing royalties, excluding the Magistral and Addwest royalties for $21.9 million. Closing of this transaction is expected to occur by mid-April, although there is no assurance that the transaction will ultimately close.

Royalty income in 2005 from the Diavik project, which recorded its initial sales during 2003, continued to increase from 2004 and 2003. The recorded amount for royalty income is based upon sales during the year.

Exploration Properties

During 2005, the Company spent $10.0 million (2004 – $7.8 million; 2003 – $5.5 million) to advance various exploration properties in South America and West Africa, of which $1.0 million of expenditures in Ecuador was capitalized. All remaining exploration expenditures, outside of operating mines, were expensed.

Ecuador

Total exploration spending in 2005 was $5.2 million (2004 – $2.7 million; 2003 – $2.1 million).

At IAMGOLD's 100% owned Quimsacocha property, 27,000m of diamond drilling were completed in the D1 and Loma Larga zones. Gold, silver and copper mineralization has been intersected in thick, sub-horizontal layers and in narrow, sub-vertical zones. This mineralization has been shown to exist beneath an area of at least 1,500m by 500m.

During 2005, initial metallurgical testing was completed which demonstrated that high levels of metallurgical recoveries can be achieved utilizing pressure oxidation or autoclaves. In October, an independent resource assessment for Quimsacocha was completed by Roscoe Postle and Associates which outlined a resource containing 2.8 million ounces in the indicated category. Additional drilling during the remainder of 2005 has extended the dimensions of the deposit. Initial review of the hydro geological and socio environmental aspects for Quimsacocha's potential development has also been completed by independent specialists. Metallurgical testing will continue and drilling in the first half of 2006 is expected to total 23,000 metres in over 80 drill holes. As a result of the independent resource estimate, the Company began to capitalize all direct exploration expenditures at Quimsacocha.

The exploration budget for the first half of 2006 is $4.5 million.

Argentina

Total exploration spending in 2005 was $1.3 million (2004 – $1.7 million; 2003 – $1.2 million).

A combination of poor results from three drill programs on targets in Rio Negro province in 2005 and the passing of a law banning the use of cyanide in gold mining operations in the province has led to a change in exploration strategy in Argentina. The drill program planned for the Jacobacci area of Rio Negro province in the latter part of 2005 was cancelled and no further work will be carried out in Rio Negro until the cyanide law is rescinded. A document has been presented to the Rio Negro mining authority requesting the suspension of all land payments and work obligations in the province until the law is removed.

In the last quarter of 2005, efforts were concentrated on identifying advanced projects held by third parties or on new, high-potential exploration areas. A shift in focus will be made away from Rio Negro and Santa Cruz provinces to the Central Belt of San Juan and Cajamarca provinces.

IAMGOLD plans to spend $0.5 million in exploration in Argentina in the first half of 2006.

Brazil

Total exploration expenditures in 2005 amounted to $1.0 million (2004 – $1.2 million; 2003 – $0.8 million).

At the Tocantins project, INCO signed an agreement with IAMGOLD and AngloGold Ashanti which allows it to earn up to a 71% interest in selected properties at Tocantins (excluding gold interests) by spending $4.5 million over five years.

Field work focused on two of five land packages identified in the region. Drill results to date on one of two land packages have been encouraging and follow-up exploration is planned. The Company has also signed an agreement to earn a 100% interest in the exploration concession adjacent to the non-operating Camaqua copper gold mine. Exploration effort in 2006 will be focused on a complete data review to improve the understanding of the mine site and regional geology.

IAMGOLD plans to spend $1.0 million in exploration in Brazil in the first half of 2006.

Senegal

Total exploration spending in 2005 was $1.9 million (2004 – $1.3 million; 2003 – $1.1 million).

The Company completed a 3,000m diamond drill and a 10,000m RAD drilling program in 2005 on the Bambadji project. The objective was to test deeper targets identified within the Bambadji structural trend. Mineralization was not considered to be continuous. For 2006, the focus for the first half of the year will be related to increasing the Company's knowledge of the geologic controls associated with the broad zones of mineralization established to date. This will include detailed geologic and geophysical surveys. In order to reduce land holding costs, a number of concessions were dropped in 2005.

The exploration budget for Senegal in the first half of 2006 is $1.0 million.

Project Generation

Approximately $0.6 million has been spent in 2005 to identify new regions of Africa and South America for exploration potential. A similar level of expenditures will occur in 2006.

Administration and Other Costs

Corporate administration expenses in 2005 were $9.6 million (2004 – $8.1 million; 2003 – $7.6 million). A large component of the increase over 2004 and 2003 is attributable to the appreciation of the Canadian dollar as the majority of administration expense is incurred in Canadian dollars. Expenses in 2005 and 2004 also include $1.1 million and $1.6 million respectively of non-cash charges relating to accounting rules adopted effective January 1, 2004 that require expensing of share options granted to employees. The 2003 expense includes $1.0 million of restructuring charges related to the acquisition of Repadre in January 2003.

Corporate transaction costs of $0.7 million were incurred relating to the acquisition of GGL and have been capitalized in other assets. In addition, $0.2 million in 2005 and $11.2 million in 2004 were incurred and expensed relating to the unsuccessful business combinations with Wheaton River Minerals and Gold Fields International and the defense of the unsolicited take-over bid by Golden Star Resources.

Foreign exchange losses were $0.2 million in 2005 (2004 – $2.6 million; 2003 – $0.6 million). The Cdn$/US$ exchange rate has strengthened from a year-end closing rate of 1.29 for 2003 to 1.20 for 2004 to 1.16 for 2005. Foreign exchange losses are primarily attributable to non-cash losses on the translation of the Company's Canadian-based future tax liability into US dollars. In 2005 and 2003, the Company held larger Canadian dollar cash balances and the appreciation of these balances helped to offset the future tax liability translation losses.

Corporate investment income in 2005 was $1.1 million (2004 – $2.0 million; 2003 – $2.4 million) and is primarily made up of interest on cash balances and on the Government of Mali receivable related to the free and carried interest for the funding of Yatela. 2004 investment income also includes a gain of $1.1 million on the sale of a loan receivable from Combined Metals Reduction Company.

Income Taxes

An overall income tax expense of $1.7 million was recorded for 2005 (2004 – $0.2 million recovery; 2003 – $1.8 million expense). Current income tax, in the amount of $5.9 million for 2005 (2004 – $3.7 million; 2003 – $4.6 million), is primarily composed of $5.1 million (2004 – $3.1 million; 2003 – $4.3 million) of income taxes relating to profits on the Sadiola operations and paid to the Government of Mali. Yatela's five-year tax free period ends July 3, 2006 and current income tax will start to be recorded at that time for that operation. The future tax recovery of $4.2 million for 2005 (2004 – $3.9 million; 2003 – $2.9 million expense) is made up of $2.6 million relating to Canadian corporate administration being in excess of Canadian taxable revenues and $1.7 million relating to future tax calculations at Sadiola. In 2003, a future tax recovery of $3.2 million was recorded relating to reduced estimates of Sadiola profits attributable to Canada.

LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company's consolidated working capital position at December 31 is set out below (in $ millions):

	2005	2004
Current working capital	$ 114.5	$ 104.1
Current ratio	5.0	5.8

Cash and Short-Term Deposits

Consolidated cash and short-term deposit balances totaled $61.4 million at year-end 2005 compared to $37.4 million at year-end 2004, and can be segmented as follows (in $ millions):

	2005	2004
Joint venture cash	$ 8.0	$ 11.1
Corporate cash and short term deposits	53.4	26.3
Total	$ 61.4	$ 37.4

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash and short-term deposits in 2005 increased by $27.1 million (2004 decreased by $26.9 million; 2003 increased by $47.4 million). Cash flows that determined this increase (decrease) can be shown as below (in $ millions):

	2005	2004	2003
Inflows			
Tarkwa cash receipts	$ 15.2	$ 4.0	$ 4.0
Sadiola cash receipts	11.8	17.1	15.6
Yatela cash receipts, net of repayments to AngloGold	9.9	-	3.5
Royalties received, net of withholding taxes and gold bullion	9.1	8.2	4.3
Share issuances, net of share issue costs	6.4	1.1	8.3
Interest income	1.1	0.9	0.9
Foreign exchange gain on cash balances	0.4	-	2.4
Damang cash receipts	-	4.7	6.6
Proceeds from sale of marketable securities and loans receivable	-	1.8	3.0
Net cash acquired from Repadre	-	-	34.2
Other	0.8	-	-
	$ 54.7	$ 37.9	$ 82.8
Outflows			
Exploration and exploration administration	$ 10.0	$ 7.8	$ 5.5
Corporate administration	8.8	6.8	7.3
Dividends paid	7.3	6.7	2.5
Corporate transaction costs	0.9	11.2	-
Kinbauri settlement	0.4	3.4	-
Tarkwa cash calls	-	8.2	2.7
Foreign exchange loss on cash balances	-	0.2	-
Gold bullion purchase	-	-	16.2
Other	0.2	0.5	1.2
	$ 27.6	$ 64.8	$ 35.4
Net inflow (outflow)	$ 27.1	$ (26.9)	$ 47.4

Gold Bullion

At the end of 2005, the Company held 148,420 ounces (2004 – 146,648 ounces) of gold bullion with an average cost of $329 per ounce (2004 – $328 per ounce) resulting in a total cost base of $48.8 million (2004 – $48.1 million) and a total market value of $76.1 million at $513 per ounce (2004 – $63.9 million at $436 per ounce).

Other Working Capital Items

Current accounts receivable decreased by $7.1 million in 2005 (2004 – $5.9 million increase). For 2005, the majority of the decrease relates to the expensing of the Company's $2.0 million share of the tax pre-payment to the Government of Mali. Short-term inventories increased in 2005 by $1.2 million as a result of reclassifying Yatela's oxide ore stockpiles from long-term to short-term. Current accounts payable increased by $5.4 million during 2005 (2004 – $6.0 million decrease) and include a provision of $1.1 million for settlement of current tax and duty disputes with the Government of Mali. Dividends payable increased $1.6 million (2004 – $0.6 million) as a result of an increase in the dividend declared from Cdn. $0.06 per share in 2004 and 2003 to Cdn. $0.07 per share.

Financial Instruments

The Company's functional currency is United States dollars. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure. There are no financial instruments in place for the Sadiola, Yatela, Tarkwa or Damang mines and there are no plans to put any financial instruments in place at this time.

Contractual Obligations

A summary of the Company's contractual obligations is presented in tabular form below (in $ millions).

	Payments due by period				
	Total	Less than 1 yr	1-3 yrs	4-5 yrs	After 5 yrs
Long-term debt	6.9	6.9	-	-	-
Operating lease obligations	0.4	0.3	0.1	-	-
Purchase obligations	5.4	5.4	-	-	-
Rehabilitation	8.0	-	4.5	1.8	1.7
Total contractual obligations	20.7	12.6	4.6	1.8	1.7

Long-Term Debt

The Company's long-term loans payable, including interest, at December 31, 2005 of $6.9 million (2004 – $10.4 million) relate to loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. These loans have no fixed repayment schedule. The timing of the repayments shown in the table above are based on the cash flow generation ability of the Yatela operations. During 2005, the Company made principal repayments to AngloGold of $2.7 million (2004 – nil).

Lease Obligations

The majority of the Company's lease obligations relate to leases for office space, including the head office and exploration offices. These leases carry standard rights of sublet should the office space not be required.

Purchase Obligations

The Company does not have any material direct purchase obligations. The major indirect obligations relate to board approved capital expenditures at the Sadiola and Yatela mines at the joint venture level. Any purchase contracts associated with these expenditures normally contain standard termination clauses which may reduce overall commitment level.

Asset Retirement Obligations

The amounts indicated in the table above are the Company's share of the estimated decommissioning and rehabilitation costs that will be incurred at the Sadiola and Yatela mines. The timing of the expenditures is dependant upon the actual life of mine achieved.

Related Party Transactions

During 2005, the Company obtained management and other services from companies controlled by a director and significant shareholder of the Company in the amount of $185,000. During 2004 and 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 and $417,000 respectively. These amounts are included in corporate administration expense.

Disclosure

As of the end of the fiscal year of IAMGOLD, an evaluation was carried out under the supervision of and with the participation of IAMGOLD's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of disclosure controls and procedures were effective as of December 31, 2005, the end of the period covered by this report, to ensure that material information relating to IAMGOLD and its consolidated subsidiaries would be made known to them by others within those entities.

CRITICAL ACCOUNTING ESTIMATES

The Company's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 19, to the consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. Management considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

A mineral reserve is a technical estimate of the amount of metal or mineral that can be economically extracted from a mineral deposit. Mineral reserve and mineral resource estimates are imprecise and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, which may prove to be unreliable. To determine the economics of extraction of the metal, reserve statements also require an estimate of the future price for the commodity in question and an estimate of the future cost of operations. A number of accounting estimates, as described below, are formulated from the reserve estimate.

Mining, Working and Royalty Interests

The carrying amounts shown on the balance sheet for mining, working and royalty interests are regularly tested for impairment of value. The critical variables in performing these tests are the reserve estimates, the estimate of future commodity prices and the estimate of the future costs of operation. An interest is considered impaired if its estimated future cash flow generation ability is less than its carrying value. If an impairment is identified, the interest is written down to its fair value. Impairment tests have been performed on mining, working and royalty interests using an estimated long-term price for gold of $375 per ounce. No interests were identified as impaired.

Impairment of Goodwill

The carrying value for the goodwill on the balance sheet is tested at least annually for impairment. Goodwill arising from the acquisition of Repadre in 2003 has been allocated to the Tarkwa/Damang reporting unit and the gold royalty reporting unit. The fair values of these reporting units are compared to the total carrying amount (including goodwill) of the respective reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the fair value of the goodwill of the reporting unit and this value is reduced if impaired. Any reduction is charged to earnings in the period in which the impairment is determined. No portion of goodwill was identified as impaired in 2005.

Depreciation, Amortization and Depletion

Depreciation, amortization and depletion of mining, working and royalty interests (other than equipment) is provided over the economic life of the mine or royalty interest on a units-of-production basis. Equipment at the mining operations is usually depreciated over its estimated useful life on a straight-line basis. The reserve and resource estimates for the operation in question are the prime determinants of the life of the mine and the units-of-production for that mine. In estimating the units-of-production, the nature of the orebody and the method of mining the orebody are taken into account. In general, an open pit orebody where the mineralization is reasonably well defined is amortized over its proven and probable mineral reserves. An underground mine or open pit mine, where additional proven and probable mineral reserves are likely to be reported over the near to medium term, may be amortized over proven and probable mineral reserves and a portion of the mineralized material beyond proven and probable reserves. Changes in the estimate of mineral reserves will result in changes to the depreciation and amortization charges over the life of the operation.

Asset Retirement Obligations

The operating entities producing gold at Sadiola, Yatela, Tarkwa and Damang are obligated to decommission and rehabilitate those mine sites to an acceptable environmental standard as each operation reaches the point of final closure. Estimates of these costs have been made by personnel at the operations and these estimates are regularly reviewed and updated.

At Sadiola, decommissioning and rehabilitation expenses are estimated to total $9.8 million (2004 – $9.6 million). The Company's share is 38% or $3.7 million (2004 – $3.6 million). At Yatela, decommissioning and rehabilitation expenses are estimated to total $13.5 million (2004 – $7.4 million). The Company's share is 40% or $5.4 million (2004 – $3.0 million). At December 31, 2005, the Company has recorded a liability of $7.5 million (2004 – $5.5 million), representing the discounted value of these obligations.

The amounts estimated for Tarkwa and Damang are $26.6 million (2004 – $28.0 million) and $4.4 million (2004 – $8.2 million) respectively. The Company's share of amounts recorded at Tarkwa and Damang are not shown on the Company's balance sheet as these interests are equity accounted.

Income Taxes

At the close of each accounting period, the Company estimates a liability for future income taxes. These taxes are primarily Canadian-based and arise from the difference between the book and the tax base of its assets and liabilities. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Future income taxes are provided at expected future rates for such tax. In addition, Canadian GAAP requires the calculated liability for future income tax to be translated to the Company's reporting currency of US dollars at current rates of exchange for each reporting period. There is no certainty that future income tax rates and exchange rates will be consistent with current estimates. Changes in tax and exchange rates increase the volatility of the Company's earnings.

CHANGES IN CANADIAN ACCOUNTING POLICIES

On March 2, 2006, the CICA issued EIC-160 – "Stripping Costs Incurred in the Production Phase of a Mining Operation" which requires that stripping costs be expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Retroactive treatment may be applied. However, if not applied on a retroactive basis, any existing balance sheet amount relating to stripping costs represents the opening balance for the year of initial year of application. Any capitalized stripping costs or any opening existing balance should be amortized over the reserves that directly benefit from the stripping activity on a units of production basis. The application of this accounting treatment is required for fiscal years beginning on or after July 1, 2006. The Company does not intend to apply this accounting recommendation on a retroactive basis and does not expect the impact on its financial position to be significant.

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations, inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

US Investors Should Note

The US Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as "resources" that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

As at March 27, 2006, there were 175.6 million common shares of the Company issued and outstanding.

NON-GAAP PERFORMANCE MEASURES

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company's mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)	2005 Q1	Q2	Q3	Q4	Total	2004 Total	2003 Total
Net earnings from joint ventures and working interests:							
Joint ventures:							
Sadiola	$ 1,428	$ 1,633	$ 3,328	$ 1,844	$ 8,233	$ 12,471	$ 12,157
Yatela	1,789	869	1,427	3,797	7,882	5,119	3,316
Working interests:							
Tarkwa	5,278	3,372	2,259	2,827	13,736	7,741	6,739
Damang	444	163	292	832	1,731	5,408	2,911
As per segmented information note to financial statements	$ 8,939	$ 6,037	$ 7,306	$ 9,300	$ 31,582	$ 30,739	$ 25,123
Sadiola (38% proportionate share):							
Gold revenue	$ 16,597	$ 17,855	$ 19,464	$ 21,377	$ 75,293	$ 73,178	$ 64,621
Mining costs:							
Total cash costs	(12,260)	(13,201)	(11,918)	(13,963)	(51,342)	(44,998)	(39,851)
Stockpile movement	1,273	1,987	1,135	1,687	6,082	2,191	3,208
Gold Institute cash costs	(10,987)	(11,214)	(10,783)	(12,276)	(45,260)	(42,807)	(36,643)
Change in bullion inventory	(38)	147	(20)	(242)	(153)	183	(35)
Exploration expensed	(62)	(182)	(76)	(50)	(370)	(85)	(159)
Foreign exchange and interest	(774)	(1,157)	(311)	(3,797)	(6,039)	(330)	993
Other non-cash adjustments	342	132	132	130	736	(1,738)	320
	(532)	(1,060)	(275)	(3,959)	(5,826)	(1,970)	1,119
Mining costs	(11,519)	(12,274)	(11,058)	(16,235)	(51,086)	(44,777)	(35,524)
	5,078	5,581	8,406	5,142	24,207	28,401	29,097
Depreciation	(2,900)	(3,094)	(3,312)	(3,283)	(12,589)	(10,782)	(10,811)
Income taxes	(750)	(854)	(1,766)	(15)	(3,385)	(5,148)	(6,129)
Net earnings from Sadiola	$ 1,428	$ 1,633	$ 3,328	$ 1,844	$ 8,233	$ 12,471	$ 12,157
Gold production – 100% (000 oz)	101	113	116	112	442	458	452
Gold production – 38% (000 oz)	38	43	44	43	168	173	172
Total cash costs per ounce ($/oz)	$ 321	$ 307	$ 270	$ 328	$ 306	$ 258	$ 232
Gold Institute cash costs per ounce ($/oz)	$ 288	$ 261	$ 244	$ 289	$ 270	$ 246	$ 213

(in $000's except where noted)	Q1	Q2	2005 Q3	Q4	Total	2004 Total	2003 Total
Yatela (40% proportionate share):							
Gold revenue	$ 10,633	$ 9,410	$ 8,440	$ 15,617	$ 44,100	$ 39,485	$ 31,986
Mining costs:							
Total cash costs	(6,374)	(6,998)	(7,541)	(8,033)	(28,946)	(29,605)	(23,732)
Cash cost adjustments:							
Stockpile movement	(429)	(1,741)	(1,879)	(144)	(4,193)	4,053	(479)
Deferred stripping	249	1,766	3,198	1,538	6,751	(1,291)	3,256
Gold in process	382	49	(194)	(273)	(36)	1,369	(345)
	202	75	1,125	1,121	2,522	4,131	2,432
Gold Institute cash costs	(6,172)	(6,924)	(6,416)	(6,912)	(26,424)	(25,474)	(21,300)
Change in bullion inventory	(611)	255	748	(471)	(79)	(44)	(118)
Exploration expensed	-	-	-	-	-	(47)	-
Foreign exchange and interest	(214)	(222)	58	(1,626)	(2,004)	(299)	(318)
Other non-cash adjustments	(20)	150	75	100	305	1,308	640
	(845)	183	881	(1,997)	(1,778)	918	204
Mining costs	(7,017)	(6,741)	(5,535)	(8,909)	(28,202)	(24,556)	(21,096)
	3,616	2,669	2,905	6,708	15,898	14,929	10,890
Depreciation	(1,827)	(1,800)	(1,478)	(2,911)	(8,016)	(9,810)	(7,574)
Net earnings (loss) from Yatela	$ 1,789	$ 869	$ 1,427	$ 3,797	$ 7,882	$ 5,119	$ 3,316
Gold production – 100% (000 oz)	58	57	54	78	247	242	218
Gold production – 40% (000 oz)	23	23	21	31	98	97	87
Total cash costs per ounce ($/oz)	$ 277	$ 309	$ 352	$ 257	$ 294	$ 306	$ 272
Gold Institute cash costs per ounce ($/oz)	$ 268	$ 306	$ 300	$ 221	$ 269	$ 263	$ 244
Tarkwa (18.9% proportionate share):							
Gold revenue	$ 14,954	$ 16,154	$ 14,387	$ 15,188	$ 60,683	$ 42,971	$ 37,548
Mining costs:							
Total cash costs	(8,253)	(9,384)	(9,654)	(9,800)	(37,091)	(27,331)	(22,268)
Gold in process	(76)	(182)	102	524	368	1,158	(1,227)
Gold Institute cash costs	(8,329)	(9,566)	(9,552)	(9,276)	(36,723)	(26,173)	(23,495)
Interest income (expense)	129	136	248	(120)	393	214	80
Mining costs	(8,200)	(9,430)	(9,304)	(9,396)	(36,330)	(25,959)	(23,415)
	6,754	6,724	5,083	5,792	24,353	17,012	14,133
Depreciation	(2,201)	(1,898)	(1,837)	(1,756)	(7,692)	(4,974)	(3,222)
Income taxes	725	(1,454)	(987)	(1,209)	(2,925)	(4,297)	(4,172)
Net earnings from Tarkwa	$ 5,278	$ 3,372	$ 2,259	$ 2,827	$ 13,736	$ 7,741	$ 6,739
Gold production – 100% (000 oz)	185	199	174	167	725	553	555
Gold production – 18.9% (000 oz)	35	37	33	32	137	105	105
Total cash costs per ounce ($/oz)	$ 236	$ 250	$ 293	$ 311	$ 271	$ 261	$ 212
Gold Institute cash costs per ounce ($/oz)	$ 238	$ 254	$ 290	$ 295	$ 268	$ 250	$ 224

(in $000's except where noted)	2005 Q1	2005 Q2	2005 Q3	2005 Q4	2005 Total	2004 Total	2003 Total
Damang (18.9% proportionate share):							
Gold revenue	$ 4,367	$ 4,713	$ 4,733	$ 5,474	$ 19,287	$ 22,800	$ 20,698
Mining costs:							
Total cash costs	(3,209)	(3,779)	(3,620)	(3,631)	(14,239)	(12,430)	(12,950)
Gold in process	(311)	(4)	(388)	(122)	(825)	35	(243)
Gold Institute cash costs	(3,520)	(3,783)	(4,008)	(3,753)	(15,064)	(12,395)	(13,193)
Exploration expensed	(74)	(63)	(119)	(106)	(362)	(375)	(569)
Interest income (expense)	48	110	138	(129)	167	27	68
Mining costs	(3,546)	(3,736)	(3,989)	(3,988)	(15,259)	(12,743)	(13,694)
	821	977	744	1,486	4,028	10,057	7,004
Depreciation	(381)	(481)	(295)	(250)	(1,407)	(2,199)	(2,510)
Income taxes	4	(333)	(157)	(404)	(890)	(2,450)	(1,583)
Net earnings from Damang	$ 444	$ 163	$ 292	$ 832	$ 1,731	$ 5,408	$ 2,911
Gold production – 100% (000 oz)	54	58	57	60	229	296	303
Gold production – 18.9% (000 oz)	10	11	11	11	43	56	57
Total cash costs per ounce ($/oz)	$ 315	$ 343	$ 335	$ 319	$ 328	$ 222	$ 226
Gold Institute cash costs per ounce ($/oz)	$ 345	$ 343	$ 371	$ 330	$ 347	$ 221	$ 230
Total joint ventures and working interests:							
Gold revenue	$ 46,551	$ 48,132	$ 47,024	$ 57,656	$199,363	$178,434	$154,853
Mining costs:							
Total cash costs	(30,096)	(33,362)	(32,733)	(35,427)	(131,618)	(114,364)	(98,801)
Total cash adjustments	1,088	1,875	1,974	3,210	8,147	7,515	4,170
Gold Institute cash costs	(29,008)	(31,487)	(30,759)	(32,217)	(123,471)	(106,849)	(94,631)
Other adjustments	(1,274)	(694)	873	(6,311)	(7,406)	(1,186)	902
Mining costs	(30,282)	(32,181)	(29,886)	(38,528)	(130,877)	(108,035)	(93,729)
	16,269	15,951	17,138	19,128	68,486	70,399	61,124
Depreciation	(7,309)	(7,273)	(6,922)	(8,200)	(29,704)	(27,765)	(24,117)
Income taxes	(21)	(2,641)	(2,910)	(1,628)	(7,200)	(11,895)	(11,884)
Net earnings from all mines	$ 8,939	$ 6,037	$ 7,306	$ 9,300	$ 31,582	$ 30,739	$ 25,123
Attributable production (000 oz)	106	114	109	117	446	431	421
Weighted average Total cash costs per ounce ($/oz)	$ 283	$ 292	$ 299	$ 304	$ 295	$ 265	$ 235
Weighted average Gold Institute cash costs per ounce ($/oz)	$ 273	$ 275	$ 281	$ 276	$ 276	$ 248	$ 225

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying financial statements, their presentation and the information contained in the annual report, including information determined by specialists, are the responsibility of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The financial information on the Company presented elsewhere in the annual report is consistent with that in the financial statements.

The integrity of the financial report process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company's circumstances, and makes certain determinations of amounts reported in which estimates or judgements are required.

The Board of Directors is responsible for ensuring that the management fulfills its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee consists of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues. The Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.



Joseph F. Conway
Chief Executive Officer

March 9, 2006



Grant A. Edey
Chief Financial Officer

March 9, 2006

AUDITORS' REPORT

To the Shareholders of IAMGOLD Corporation

We have audited the consolidated balance sheets of IAMGOLD Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Toronto, Canada

March 9, 2006, except as to note 17 which is as of March 22, 2006

CONSOLIDATED BALANCE SHEETS

(Unaudited, expressed in thousands of US dollars)

Years ended December 31,	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	$ 45,534	$ 37,152
Short-term deposits	15,823	228
Gold bullion (market value $76,139; 2004 – $63,880) (note 2)	48,840	48,056
Accounts receivable and other	20,267	27,330
Inventories (note 3)	12,825	11,605
	143,289	124,371
Ore stockpiles (note 3)	17,941	16,883
Long-term receivables (note 4)	13,600	6,861
Working interests (note 5)	92,762	92,476
Royalty interests (note 6)	51,482	57,219
Mining interests (note 7)	70,716	72,825
Deferred exploration	962	-
Other assets	3,347	2,481
Goodwill (note 16)	74,886	74,886
	$ 468,985	$ 448,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 19,892	$ 14,533
Dividends payable	8,870	7,276
	28,762	21,809
Non-recourse loans payable (note 8)	6,924	10,437
Future income tax liability (note 9)	14,791	18,464
Asset retirement obligations (note 10)	7,506	5,549
	29,221	34,450
Shareholders' equity (note 11)		
Common shares (issued: 147,648,127 shares; 2004 – 145,761,646 shares)	352,606	343,957
Stock-based compensation	4,671	5,675
Share purchase loan (note 12)	(296)	(286)
Retained earnings	54,021	42,397
	411,002	391,743
Contingencies and commitments (note 14)		
Subsequent event (note 17)		
	$ 468,985	$ 448,002

See accompanying notes to consolidated financial statements.

On behalf of the Board:



William D. Pugliese
Chairman



Joseph F. Conway
Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(Unaudited, expressed in thousands of US dollars, except per share amounts)

Years ended December 31,	2005	2004	2003
Revenue			
Gold sales	$ 119,393	$ 112,663	$ 96,607
Royalties	10,381	9,209	4,504
	129,774	121,872	101,111
Expenses			
Mining costs, excluding depreciation and depletion	79,288	69,333	56,620
Depreciation and depletion	20,605	20,592	18,385
Amortization of royalty interests	5,737	5,222	2,715
	105,630	95,147	77,720
	24,144	26,725	23,391
Earnings from working interests (note 5)	15,467	13,149	9,650
	39,611	39,874	33,041
Other expenses (income)			
Corporate administration (note 13)	9,560	8,135	7,613
Corporate transaction costs	172	11,224	-
Exploration	9,001	7,813	5,496
Other	(381)	776	-
Foreign exchange	187	2,595	576
Investment income	(1,080)	(2,044)	(2,421)
	17,459	28,499	11,264
Earnings before income taxes	22,152	11,375	21,777
Income taxes (recovery) (note 9)			
Current	5,907	3,689	4,644
Future	(4,249)	(3,923)	(2,884)
	1,658	(234)	1,760
Net earnings	20,494	11,609	20,017
Retained earnings, beginning of the year	42,397	40,666	27,374
Restatement of opening retained earnings from a change in accounting policy for stock-based compensation (note 1(p))	-	(2,602)	-
As restated	42,397	38,064	27,374
Dividends ($0.06 (Cdn$0.07) per share; 2004 – $0.05 (Cdn$0.06) per share; 2003 – $0.05 (Cdn$0.06) per share)	(8,870)	(7,276)	(6,725)
Retained earnings, end of year	$ 54,021	$ 42,397	$ 40,666
Basic and diluted earnings per share (note 11(d))	$ 0.14	$ 0.08	$ 0.14

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, expressed in thousands of US dollars, except per share amounts)

Years ended December 31,	2005	2004	2003
Operating activities			
Net earnings	$ 20,494	$ 11,609	$ 20,017
Items not affecting cash:			
Earnings from working interests, net of dividends	(5,514)	(4,432)	(5,658)
Depreciation, depletion and amortization	26,445	25,814	21,191
Writedown	-	318	-
Deferred revenue	-	(1,655)	(1,654)
Future income taxes	(4,249)	(3,923)	(2,884)
Stock-based compensation	1,237	1,577	314
Gain on sale of marketable securities and long-term receivables	-	(1,120)	(1,510)
Unrealized foreign exchange losses	585	1,492	2,995
Change in non-cash current working capital	4,402	(11,778)	(15)
Change in non-cash long-term working capital	(9,357)	(4,219)	(2,158)
	34,043	13,683	30,638
Financing activities			
Issue of common shares, net of issue costs (note 11(a))	6,440	1,108	8,314
Dividends paid	(7,276)	(6,725)	(2,519)
Share purchase loan repayments	-	-	1,469
Proceeds from non-recourse loans	-	-	(9)
Repayments of non-recourse loans	(3,960)	(1,207)	(2,002)
	(4,796)	(6,824)	5,253
Investing activities			
Mining interests	(9,919)	(9,000)	(9,965)
Long-term receivable	2,136	24	785
Distributions received (paid) from (to) working interests	5,228	(28,238)	3,762
Gold bullion	(784)	(773)	(16,154)
Short-term deposits	(15,595)	23,265	(23,493)
Deferred exploration	(962)	-	-
Other assets	(969)	1,833	2,289
Net cash acquired from Repadre Capital Corporation (note 16)	-	-	34,232
	(20,865)	(12,889)	(8,544)
Increase (decrease) in cash and cash equivalents	8,382	(6,030)	27,347
Cash and cash equivalents, beginning of year	37,152	43,182	15,835
Cash and cash equivalents, end of year	$ 45,534	$ 37,152	$ 43,182
Supplemental cash flow information			
Interest paid	$ 78	$ 142	$ 204
Income taxes paid	$ 5,907	$ 3,893	$ 4,441

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of US Dollars except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Summarized below are those policies considered significant to the Company. These policies are consistent with accounting principles generally accepted in the United States in all material respects except as outlined in note 18. Reference to the Company included herein means the Company and its consolidated subsidiaries and joint ventures.

(a) *Basis of consolidation*

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. These joint ventures include the Company's 38% interest in La Société d'Exploitation des Mines d'Or de Sadiola ("Sadiola") and the Company's 40% interest in La Société d'Exploitation des Mines d'Or de Yatela ("Yatela").

(b) *Revenue recognition*

Revenue from the sale of gold is recognized when the gold doré is delivered and title transfers to the refiner.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. The Company holds two types of royalties:

(i) Revenue based royalties such as Net Smelter Return ("NSR") or Gross Proceeds Royalties. Revenue based royalties are based on the proceeds of production paid by a smelter, refinery or other customer to the miner. Royalty revenue is based upon the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment by the Company are governed by the corresponding royalty agreement with the owner of the royalty property.

(ii) Profits based royalties such as a Net Profits Interests ("NPI") or a Working Interest ("WI"). An NPI is a royalty based on the profit after allowing for costs related to production. The expenditure that the operator deducts from revenues is defined in the relevant royalty agreements. Payments generally begin after pay-back of capital costs. The royalty holder is not responsible for providing capital nor covering operating losses or environmental liabilities. Revenue is recognized in accordance with the relevant agreement. A WI is similar to a NPI except working interest holders have an ownership position. A working interest holder, to prevent ownership dilution, is liable for its share of capital and operating costs. The Company records its 18.9% interests in Gold Fields Ghana Limited and the Tarkwa mine ("Tarkwa") and in Abosso Goldfields Limited and the Damang mine ("Damang") as working interests.

(c) *Gold bullion*

Investments in gold bullion are valued at the lower of average cost and net realizable value.

(d) *Inventories and long-term inventory*

Gold doré and ore stockpiles are valued at the lower of average production cost and net realizable value. Production costs include the cost of materials, labour, mine site overheads and depreciation to the applicable stage of processing. Ore stockpiles are segregated between current and long-term inventory.

Mine supplies are costed on an average purchase cost basis with appropriate provisions for redundant and slow-moving items.

(e) Marketable securities

Short-term investments in marketable securities are recorded at the lower of cost or market value. The market values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. Long-term investments in marketable securities are recorded at cost. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss.

(f) Loans receivable

A loan is classified as impaired when, in management's opinion, there has been deterioration in credit quality to the extent that there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Loans where interest or principal is contractually past due are automatically recognized as impaired, unless management determines that the loan is fully secured. When a loan is classified as impaired, recognition of interest in accordance with the terms of the original loan agreement ceases.

(g) Mining interests, development and exploration properties

Mining interests represent the capitalized expenditures related to the exploration, development and operation of mineral properties including plant and equipment. Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life using the units-of-production method. If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible. All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred. Interest costs are not capitalized until the decision to develop a property is made.

(h) Royalty interests

The Company records its royalty interests at cost. Cost is defined as the consideration given to acquire the royalty interests plus associated external professional fees and travel expenses. Amortization of producing royalty interests is calculated on a units-of-production basis.

(i) Impairment of assets

The Company periodically reviews its mining and royalty interests to ascertain whether an impairment in value has occurred. An asset is considered impaired if its carrying value exceeds its net recoverable amount. Net recoverable amount is managements' best estimate of undiscounted future cash flows.

If a mining or royalty interest is impaired, it is written down to fair value with the write-down charged to income.

(j) Goodwill

Goodwill is tested for impairment at least annually. The fair value of each reporting unit that includes goodwill is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the deemed fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the deemed fair value, the excess is charged to earnings in the period in which the impairment is determined.

(k) Provision for reclamation and closure

The Company records the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

(l) Translation of foreign currencies

The functional currency of the Company, its subsidiaries and joint ventures is considered to be the United States dollar. Exchange gains and losses on foreign currency transactions and foreign currency denominated balances are included in earnings in the current year.

(m) Fair values of financial instruments

The carrying values of cash and cash equivalents (which include investments with remaining maturities of less than 90 days on purchase), short-term deposits, accounts receivable and other, and accounts payable and accrued liabilities in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.

Variable rate non-recourse debt and note receivable instruments are estimated to approximate fair values as interest rates are tied to short-term interest rates.

(n) Hedging

The Company has, from time to time, entered into hedging transactions in order to manage exposure to decreasing prices on the sale of future production. Contracted prices on forward sales are recognized in sales as designated production is delivered to meet the commitment.

(o) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the date of enactment or substantive enactment.

(p) Stock-based compensation plans

The Company has three stock-based compensation plans, which are described in note 12.

(i) Stock options

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value-based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2,602,000, opening share capital has been adjusted upwards by $173,000 and opening share options has been adjusted upwards by $2,429,000 to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

For the year ended December 31, 2003, only the fair value of stock-based compensation granted to non-employees was expensed.

(ii) Share bonus plan

The Company expenses share bonuses granted to employees over the three-year vesting period and share bonuses granted to directors when they are granted.

(iii) Share purchase plan

The Company expenses its contribution to employees' share purchase plan when the shares are issued or issuable.

(q) Earnings per share

Basic earnings per share is calculated by dividing net earnings by the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share uses the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options.

(r) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported year. The most significant estimates relate to the carrying values of mining interests, goodwill, depreciation and depletion rates, receivables and asset retirement obligations. Actual results could be materially different from those estimates.

2. GOLD BULLION

	2005	2004
Ounces held	148,420	146,648
Weighted average acquisition cost ($/oz)	329	328
Acquisition cost	$ 48,840	$ 48,056
December 31 spot price for gold ($/oz)	513	436
December 31 market value	$ 76,139	$ 63,880

3. INVENTORIES

	2005	2004
Gold doré	$ 4,539	$ 4,808
Mine supplies	7,457	6,797
Ore stockpiles – current	829	-
	$ 12,825	$ 11,605
Ore stockpiles – long-term	$ 17,941	$ 16,883

4. LONG-TERM RECEIVABLES

	2005	2004
Note receivable from the Government of Mali (note 8)	$ 4,475	$ 6,611
Loans receivable (a)	250	250
Amounts due from the Government of Mali (note 14 (a))	8,875	-
	$ 13,600	$ 6,861

(a) The Company holds a loan to Addwest Minerals International Ltd., for which Addwest's Gold Read gold property in Arizona has been pledged as security. The loan is in default and is recorded on the balance sheet for an estimated fair value of $250,000.

(b) Long-term accounts receivable represents fuel tax, VAT and stamp duties receivable from the Government of Mali (note 14 (a)) which are not expected to be repaid within one year.

As at December 31, 2005, the Company has recorded allowances of $438,000 (2004 – nil) against its current and long-term accounts receivables.

5. WORKING INTERESTS

The Company holds an 18.9% working interest in Gold Fields Ghana Limited ("Tarkwa"), an unlisted Ghanaian company holding 100% of the Tarkwa gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 16) at its fair value of $42,742,000. This amount includes a fair value increment of $4,617,000 which is amortized on a units-of-production basis over the life of the mine.

The Company also holds an 18.9% working interest in Abosso Goldfields Limited ("Damang"), an unlisted Ghanaian company holding 100% of the Damang gold mine in Ghana. The carrying value of this asset was recorded on the balance sheet on January 7, 2003 (note 16) at its fair value of $15,298,000. This amount includes a fair value increment of $6,261,000 which is amortized on a units-of-production basis over the life of the mine.

	Tarkwa	Damang	Total
Balance, December 31, 2003	$ 48,304	$ 11,502	$ 59,806
Investments	28,238	-	28,238
Earnings from working interests	7,740	5,409	13,149
Cash received	(3,992)	(4,725)	(8,717)
Balance, December 31, 2004	$ 80,290	$ 12,186	$ 92,476
Earnings from working interests	13,736	1,731	15,467
Cash received	(15,181)	-	(15,181)
Balance, December 31, 2005	$ 78,845	$ 13,917	$ 92,762

6. ROYALTY INTERESTS

Investments in net royalty interests are:

	2005			2004
	Cost	Accumulated Amortization	Net Royalty Interest	Net Royalty Interest
Revenue producing royalties				
Diavik (a)	$ 49,446	$ 8,351	$ 41,095	$ 44,952
Don Mario (b)	4,162	1,606	2,556	3,312
El Limon (c)	1,233	721	512	726
Joe Mann (d)	-	-	-	-
Magistral (e)	3,109	440	2,669	2,847
Rex Diamond (f)	-	-	-	-
Vueltas del Rio (g)	-	-	-	-
Williams Mine (h)	6,203	2,206	3,997	4,729
Non-revenue producing royalties				
Dolores (i)	653	-	653	653
	$ 64,806	$ 13,324	$ 51,482	$ 57,219

Investments in royalty interests include royalties on mineral properties for which economically mineable reserves have yet to be proven. The recovery of these costs is dependent upon the properties' owners obtaining adequate financing and the development of economic mining operations.

Revenue producing royalties

(a) The Company owns a 1% royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Aber Diamond Corporation and Diavik Diamond Mines Inc.

(b) The Company holds a 3% NSR royalty on the Don Mario gold-copper deposit in eastern Bolivia owned by Orvana Minerals Corporation.

(c) The Company holds a 3% NSR royalty on the El Limon mining operation in Nicaragua owned by Glencairn Gold Corporation ("Glencairn").

(d) The Company holds a graduated NSR royalty on the Joe Mann mine in northwestern Quebec owned by Campbell Resources Inc. ("Campbell") at gold prices at or greater than $350 per ounce.

(e) The Company owns a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by Nevada Pacific Gold Ltd. The royalty rate is 3.5% until 380,000 ounces of gold has been produced and 1% thereafter. In July 2005, mine operations were suspended.

(f) The Company held the right to receive an income stream equivalent to 2.5% of the gross revenue produced by the sale of all minerals from Rex Diamond Mining Corporation's ("Rex") properties in South Africa. In 2004, the Company received 1,100,000 common shares of Rex in exchange for the extinguishment of the royalty and an accounts receivable from Rex.

(g) The Company holds a 2% NSR royalty on all precious metals produced from the Vueltas del Rio property in Honduras owned by Rio Narcea Gold Mines Ltd. Mining at Vueltas del Rio was completed in March 2004.

(h) The Company holds 720 units of The Williams Royalty Trust, equivalent to a 0.72% NSR royalty interest in the Williams mine in northern Ontario owned by Teck Cominco Limited and Barrick Gold Corporation.

Non-revenue producing royalties

(i) The Company holds a 1.25% NSR royalty on all gold produced from the Dolores property in Mexico owned by Minefinders Corporation Ltd.

On November 28 2005, the Company announced the sale of the majority of its gold royalties to Battle Mountain Gold Exploration Corp. for $21.9 million of cash and share consideration. Closing of this transaction is expected to occur by mid-April, although there is no assurance that the transaction will ultimately close.

7. MINING INTERESTS

	Cost	Accumulated depreciation and depletion	Net book value
2005			
Plant and equipment	$ 107,015	$ 76,983	$ 30,032
Mining property and deferred costs	111,708	74,493	37,215
Construction in progress	3,513	44	3,469
	$ 222,236	$ 151,520	$ 70,716
2004			
Plant and equipment	$ 101,532	$ 68,233	$ 33,299
Mining property and deferred costs	99,846	62,251	37,595
Construction in progress	2,248	317	1,931
	$ 203,626	$ 130,801	$ 72,825

Mining interests are held through

(a) A 38% interest in the Sadiola joint venture which holds a mining permit covering the Sadiola Concession. Other shareholders include AngloGold Limited ("AngloGold") (38%), the Government of Mali ("GOM") (18%) and International Financial Corporation ("IFC") (6%).

(b) A 40% indirect interest in the Yatela joint venture which holds a mining permit and the exploration rights covering the Yatela Gold Concession. Other shareholders include AngloGold (40%) and the GOM (20%).

The GOM interests in Sadiola and Yatela are free and carried interests.

8. NON-RECOURSE LOANS PAYABLE

	2005	2004
Yatela – non-recourse project loans	$ 6,924	$ 10,437
Note receivable from the Government of Mali, included in long-term receivables (note 4)	4,475	6,611
Net Yatela obligation	$ 2,449	$ 3,826

The capital cost of the Yatela mine was funded equally by the Company and AngloGold. Pursuant to a shareholder agreement, AngloGold funded 15% of the project investment on behalf of the Company. This funding constituted a loan to the Company, bearing interest at the London Interbank Offer Rate ("LIBOR") plus 2%. The Yatela mining permit provides for the return of the project investment capital plus interest, to the Company and AngloGold, before any cash disbursements are made to the project shareholders. Project investment repayments are based on Yatela's operating cash flows. 15% of Yatela's project investment repayments will be distributed on behalf of the Company to AngloGold as repayment of the Yatela non-recourse project loan.

As at December 31, 2005, a note receivable of $4,475,000 (2004 – $6,611,000), included in long-term receivables, represents the Company's portion of all funding made on behalf of the GOM's free and carried interest. The note bears interest at the LIBOR plus 3%. Yatela project investment repayments will be distributed on behalf of the GOM to the Company as repayment of the note. The Company's net obligation for the Yatela project is $2,449,000 (2004 – $3,826,000).

After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the GOM will receive 20%.

9. INCOME TAXES

Income tax expense differs from the amount that would have been computed by applying the combined federal and provincial statutory income tax rate of 36% (2004 – 36%; 2003 – 37%) to earnings before income taxes. The reasons for the differences are a result of the following:

	2005	2004	2003
Earnings before income taxes	$ 22,152	$ 11,375	$ 21,777
Income tax provision calculated using statutory tax rates	$ 8,001	$ 4,109	$ 7,975
Increase (reduction) in income taxes resulting from:			
Earnings not subject to taxation	(5,607)	(3,852)	(3,358)
Earnings in foreign jurisdictions subject to different tax rates	(79)	(591)	(3,657)
Resource allowance	(411)	(467)	(257)
Change in enacted corporate income tax rates	-	-	429
Foreign exchange loss on future tax liability not tax benefited	208	532	1,364
Expenses not tax benefited	271	727	129
Other	(725)	(692)	(865)
	$ 1,658	$ (234)	$ 1,760

The Company has a net future tax liability of $14,791,000 (2004 – $18,464,000), which is presented on the balance sheet as:

	2005	2004
Future tax asset	$ -	$ -
Future tax liability	(14,791)	(18,464)
Net future tax liability	$ 14,791	$ 18,464

The components that give rise to future tax assets and future tax liabilities are as follows:

	2005	2004
Future tax assets:		
Mining assets	$ -	$ -
Other assets	135	134
Exploration and development expenses	11,642	11,311
Share issue costs	213	399
Non-capital losses	6,428	7,144
Corporate minimum tax credits	228	221
Net profits interest	605	397
	19,251	19,606
Future tax liability:		
Mining assets	(31)	(1,724)
Royalty interests	(21,140)	(22,966)
Net profits interest	-	-
	(21,171)	(24,690)
	(1,920)	(5,084)
Valuation allowance	(12,871)	(13,380)
Net future tax liability	$ 14,791	$ 18,464

The Company has non-capital loss carry forwards for Canadian income tax purposes of $17,651,000 available to reduce taxable income on or prior to 2012. Approximately $2,600,000 of these non-capital loss carry forwards have not been tax benefited.

The non-capital losses will expire in the following years:

2006	$ 853
2008	3,418
2009	5,424
2010	4,018
2011	3,369
2012	569
	$ 17,651

10. ASSET RETIREMENT OBLIGATIONS

The cost estimates of future asset retirement obligations are based on reclamation standards that meet current regulatory requirements. Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and potential changes in the selected approaches to meet the current or new requirements.

The Company estimates its proportionate share of total future decommissioning and reclamation costs for its mining interests in Mali to be $9,200,000 (2004 - $6,600,000; 2003 - $7,400,000). These estimates are formally reviewed by technical personnel at Sadiola and Yatela every year or more frequently as required by regulatory agencies. The majority of the costs are incurred at the end of the life of the mine, which for purposes of the provision, is based on the current mineral reserve for each mine. On this basis, the majority of costs are estimated to occur in the period 2007 through 2012 and are discounted at 5% per annum to current period values.

	2005	2004	2003
Balance, January 1	$ 5,549	$ 5,961	$ 5,677
Accretion expense	127	298	284
Revision to estimated obligation	1,830	(710)	-
Balance, December 31	$ 7,506	$ 5,549	$ 5,961

11. SHARE CAPITAL

(a) Authorized:

Unlimited first preference shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares

Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, December 31, 2002	79,244,088	$ 118,289
Shares issued on acquisition of Repadre (note 16)	62,978,855	212,839
Exercise of options	3,110,902	11,080
Issued and outstanding, December 31, 2003	145,333,845	$ 342,208
Exercise of options	427,801	1,576
Restatement due to change in accounting policy (note 1p)		173
Issued and outstanding, December 31, 2004	145,761,646	$ 343,957
Exercise of options	1,834,658	8,296
Share purchase plan	31,600	211
Share bonus plan	20,223	142
Issued and outstanding, December 31, 2005	147,648,127	$ 352,606

(b) Share options

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant. The total number of shares reserved for the grants of share options was 13,250,000, of which an additional 4,000,000 options was added to the reserve on May 16, 2005 and 7,689,128 options remain in reserve. Options issued on the acquisition of Repadre (note 16) are excluded from this number.

A summary of the status of the Company's share option plan as of December 31, 2005, 2004 and 2003 and changes during the three years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rate at December 31, 2005, 2004 and 2003 were 1.16, 1.20 and 1.30 respectively.

	2005		2004		2003	
	Options	Weighted average exercise price ($Cdn)	Options	Weighted average exercise price ($Cdn)	Options	Weighted average exercise price ($Cdn)
Outstanding, January 1	5,691,899	$ 5.78	5,414,535	$ 5.13	4,983,437	$ 5.18
Granted on acquisition of Repadre (note 17)	-	-	-	-	2,712,000	2.65
Granted	415,000	8.25	755,000	9.02	880,000	7.60
Exercised	(1,834,658)	4.21	(427,801)	3.36	(3,110,902)	3.75
Forfeited	(195,999)	8.19	(49,835)	5.65	(50,000)	4.37
Outstanding, December 31	4,076,242	$ 6.62	5,691,899	$ 5.78	5,414,535	$ 5.13
Exercisable, December 31	2,981,242	$ 5.95	4,227,733	$ 4.90	4,033,869	$ 4.50

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable		
Range of exercise prices	Number outstanding	Weighted average remaining contractual life - years	Weighted average exercise price	Weighted number exercisable	Weighted average remaining contractual life - years	Weighted average exercise price
$1.25 - $2.00	148,334	4.4	$ 1.27	148,334	4.4	$ 1.27
$3.01 - $4.00	400,000	1.8	3.65	400,000	1.8	3.65
$4.01 - $5.00	190,008	1.4	4.67	190,008	1.4	4.67
$5.01 - $6.00	1,141,400	0.2	5.75	1,141,400	0.2	5.75
$7.01 - $8.00	1,211,500	6.5	7.55	878,167	6.6	7.55
$8.01 - $9.00	315,000	4.5	8.52	-	-	-
$9.01 - $10.00	670,000	3.2	9.02	223,333	3.2	9.02
	4,076,242	3.2	$ 6.62	2,981,242	2.8	$ 5.95

The Company expenses the fair value of all stock-based compensation granted on or after January 1, 2002 (note 1p). During 2005, $960,000 (2004 – $1,501,000; 2003 – $314,000) was recorded as compensation expense.

The effect of expensing options granted during 2003 and 2002, on the statement of operations for 2003 is shown on a pro forma basis in the table below:

	2003
Net earnings for the year	$ 20,017
Compensation expense related to fair value of employee stock options	2,474
Pro forma earnings for the year	$ 17,543
Pro forma earnings per share, basic and diluted	$ 0.12

The determination of the fair value of options is judgmental. The Company uses values calculated by the Black-Scholes option pricing model as a proxy for such fair value. Use of the Black-Scholes model has become the prevalent practice for estimating fair values of options. The Black-Scholes model, however, has some inherent weaknesses as it assumes that the options are tradable, have no vesting period and are transferable. Because of its limitations, the values produced from the Black-Scholes model do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3%-5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 4 years or 8 years depending upon the life of the option. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

(c) Share purchase plan and share bonus plan

The Company has a share purchase plan for employees whereby the Company will match the participants' contribution to purchase a maximum of 750,000 common shares. The plan was activated in 2005 and $136,000 was recorded as compensation expense. Common shares issued under the share purchase plan are restricted for one year.

The Company has a share bonus plan for employees whereby a maximum of 600,000 common shares may be awarded. In 2005, the Company awarded share bonuses totaling 12,833 shares to non-executive board members and recorded $89,000 as compensation expense. In 2004, the Company awarded 22,172 restricted common shares with a value of Cdn$200,000 to be issued over a three-year vesting period, of which 7,390 shares were issued and $51,000 was recorded as compensation expense in 2005 (2004 – $76,000).

(d) Earnings per share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Basic earnings per share computation

	2005	2004	2003
Numerator:			
Net earnings	$ 20,494	$ 11,609	$ 20,017
Denominator (000's):			
Average common shares outstanding	146,650	145,592	142,954
Basic earnings per share	$ 0.14	$ 0.08	$ 0.14

Diluted earnings per share computation

	2005	2004	2003
Numerator:			
Net earnings	$ 20,494	$ 11,609	$ 20,017
Denominator (000's):			
Average common shares outstanding	146,650	145,592	142,954
Dilutive effect of employee stock options	1,243	1,975	2,373
Total average common shares outstanding	147,893	147,567	145,327
Diluted earnings per share	$ 0.14	$ 0.08	$ 0.14

Stock options excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2005	2004	2003
Outstanding options (000's):	670	755	120

12. SHARE PURCHASE LOANS

The Company provided a non-interest bearing share purchase loan to an officer. This transaction is measured at the exchange amount of consideration established and agreed to by the related parties. At December 31, 2005, the principal amount outstanding of the loan was $296,000 (2004 – $286,000). The principal amount is secured by 140,000 shares of the Company.

13. RELATED PARTY TRANSACTIONS

During 2005, the Company obtained management and other services from companies controlled by a director and significant shareholder of the Company in the amount of $185,000. During 2004 and 2003, the Company obtained management, office and other services from companies controlled by directors and significant shareholders of the Company in the amount of $189,000 and $417,000 respectively. These amounts are included in corporate administration expense.

14. CONTINGENCIES

In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15,600,000 of which the Company's share is $5,900,000. In 2004, Sadiola paid approximately $5,200,000, of which the Company's share is $2,000,000, as a deposit towards the assessment. Sadiola and Yatela management reviewed the claims with legal and tax advisors and were of the opinion that all taxes were properly paid and that the audit report was without merit. As of December 2004, the Department of Taxation had withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims. Rather than commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali, the Company in conjunction with its partners agreed to a settlement with the Malian Department of Taxation based on the prior payment of $5,200,000. In return for this amount, all items were resolved and the Yatela and Sadiola mines received clarification of future tax treatment which should benefit the mines throughout the remaining mine life.

In December 2005 an additional audit claim for the years 2003 and 2004 was received for the Yatela and Sadiola mines. The mines have made a provision of $2,200,000 for the resolution of the audit claims although the mine management is formally contesting the full amount of the audit claims.

15. SEGMENTED INFORMATION

(a) The Company has identified the following reporting segments. The Company's share in assets, liabilities, revenue and expenses, and cash flows in those segments are as below:

2005	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$ 7,958	$ -	$ 102,239	$ 110,197
Other current assets	30,547	-	2,545	33,092
Long-term assets	102,007	67,208	4,559	173,774
Long-term assets related to working interests	151,922	-	-	151,922
	$ 292,434	$ 67,208	$ 109,343	$ 468,985
Current liabilities	$ 15,867	$ -	$ 12,895	$ 28,762
Long-term liabilities	14,461	21,140	(6,380)	29,221
	$ 30,328	$ 21,140	$ 6,515	$ 57,983
Revenues	$ 119,393	$ 10,381	$ -	$ 129,774
Earnings from working interests	15,467	-	-	15,467
	134,860	10,381	-	145,241
Operating costs of mine	70,875	-	-	70,875
Depreciation and amortization	20,605	5,737	103	26,445
Exploration expense	370	-	9,001	9,371
Administration and other expenses	7,880	770	8,569	17,219
Interest and investment expense (income), net	163	-	(984)	(821)
Income taxes	3,385	(2,093)	366	1,658
	103,278	4,414	17,055	124,747
Net earnings (loss)	$ 31,582	$ 5,967	$ (17,055)	$ 20,494

2004	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$ 11,120	$ -	$ 74,316	$ 85,436
Other current assets	36,095	-	2,840	38,935
Long-term assets	96,319	72,945	2,730	171,994
Long-term assets related to working interests	151,636	-	-	151,636
	$ 295,170	$ 72,945	$ 79,886	$ 448,001
Current liabilities	$ 10,443	$ -	$ 11,366	$ 21,809
Long-term liabilities	17,710	22,966	(6,226)	34,450
	$ 28,153	$ 22,966	$ 5,140	$ 56,259
Revenues	$ 112,663	$ 9,209	$ -	$ 121,872
Earnings from working interests	13,149	-	-	13,149
	125,812	9,209	-	135,021
Operating costs of mine	68,572	-	-	68,572
Depreciation and amortization	20,592	5,222	78	25,892
Exploration expense	132	-	7,813	7,945
Administration and other expenses	1,571	1,840	20,613	24,024
Interest and investment expense (income), net	(942)	-	(1,845)	(2,787)
Income taxes	5,148	(2,056)	(3,326)	(234)
	95,073	5,006	23,333	123,412
Net earnings (loss)	$ 30,739	$ 4,203	$ (23,333)	$ 11,609

2003	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$ 13,504	$ -	$ 100,454	$ 113,958
Other current assets	28,970	-	2,870	31,840
Long-term assets	105,465	78,667	3,330	187,462
Long-term assets related to working interests	118,966	-	-	118,966
	$ 266,905	$ 78,667	$ 106,654	$ 452,226
Current liabilities	$ 14,316	$ -	$ 12,943	$ 27,259
Long-term liabilities	18,958	23,410	(2,146)	40,222
	$ 33,274	$ 23,410	$ 10,797	$ 67,481
Revenues	$ 96,607	$ 4,504	$ -	$ 101,111
Earnings from working interests	9,650	-	-	9,650
	106,257	4,504	-	110,761
Operating costs of mine	57,135	-	-	57,135
Depreciation and amortization	18,385	2,715	94	21,194
Exploration expense	159	-	5,496	5,655
Administration and other expenses	363	4,173	3,827	8,363
Interest and investment expense (income), net	(1,037)	-	(2,326)	(3,363)
Income taxes	6,129	(978)	(3,391)	1,760
	81,134	5,910	3,700	90,744
Net earnings (loss)	$ 25,123	$ (1,406)	$ (3,700)	$ 20,017

(b) The Company's share of mining asset additions in the Company's joint ventures are $9,919,000 (2004 – $9,000,000; 2003 – $9,965,000).

Goodwill additions in 2005 relating to the Company's working interests were nil (2004 – nil; 2003 – $59,160,000).

(c) The Company's $7,958,000 share of cash (2004 – $11,120,000; 2003 – $13,504,000) in the joint ventures is not under the Company's direct control.

The Company's share of joint venture cash flows is as follows:

	2005	2004	2003
Cash flows from operations	$ 30,226	$ 24,899	$ 33,798
Cash flows used in financing	(3,960)	(1,207)	(2,011)
Cash flows used in investments	(7,783)	(8,976)	(9,180)

16. ACQUISITION

On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,855 common shares and 2,712,000 replacement common share options ("Options"). Repadre, through its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations. The purchase price has been determined to be $218,331,000, including acquisition costs of $820,000.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below.

	Fair Value
Assets and liabilities acquired	
Cash and cash equivalents	$ 34,232
Gold bullion	535
Accounts receivable	1,331
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(1,096)
Future tax liability	(19,238)
Goodwill	74,886
	$ 218,331
Consideration paid	
Issue of 62,978,855 common shares of the Company	$ 212,929
Issue of 2,712,000 common share options of the Company	4,582
Cost of acquisition	820
	$ 218,331

17. SUBSEQUENT EVENT

On March 3, 2006, the shareholders of Gallery Gold Limited ("GGL") approved a scheme of arrangement whereby the Company will acquire all of the issued and outstanding shares of GGL in exchange for the issuance of 26,221,468 common shares. All common share options will be settled in cash by the Company. As a result of this transaction the combined company will be held 85% by the Company's existing shareholders and 15% by GGL's existing shareholders. GGL, through its subsidiaries, owns a 100% interest in the Mupane gold mine in Botswana and a controlling interest in an advanced exploration project in Tanzania. The purchase price has been determined to be approximately $200 million before acquisition costs.

The acquisition transaction closed on March 22, 2006.

The acquisition will be accounted for under the purchase method with the fair value of the consideration being allocated to the fair value of the identifiable assets and liabilities on the closing date.

18. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GAAP

Canadian generally accepted accounting principles ("Canadian GAAP") varies in certain significant respects from the principles and practices generally accepted in the United States ("US GAAP"). The effect of these principal differences on the Company's consolidated financial statements are quantified below and described in the accompanying notes.

Statements of earnings

	2005	2004	2003
Net earnings for the year reported under Canadian GAAP	$ 20,494	$ 11,609	$ 20,017
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (a)	(16,561)	(17,893)	(15,734)
Equity earnings of Sadiola under US GAAP (a)	8,945	12,024	10,913
Equity earnings of Yatela under US GAAP (a)	1,931	6,605	415
Exploration expensed (b)	(962)	-	-
Stock-based compensation (c)	(4)	31	(2,422)
Amortization of royalty interests (d)	(775)	(561)	(338)
Income taxes on above	249	196	116
	13,317	12,011	12,967
Cumulative impact of change in accounting policy on adoption of SFAS 143 (a)(iii)	-	-	411
Net earnings, US GAAP	$ 13,317	$ 12,011	$ 13,378

	2005	2004	2003
Basic and diluted, net earnings per share, US GAAP:			
Before cumulative impact of accounting policy change	$ 0.09	$ 0.08	$ 0.09
Cumulative impact of accounting policy change	-	-	-
Total basic and diluted	$ 0.09	$ 0.08	$ 0.09

The cumulative effect of the US GAAP differences discussed below on the Company's consolidated shareholders' equity is as follows:

	2005	2004	2003
Shareholders' equity based on Canadian GAAP	$ 411,002	$ 391,743	$ 384,746
Impact on shareholders' equity of US GAAP adjustments:			
Equity accounting of Sadiola and Yatela (a)	(10,078)	(4,396)	(5,126)
Exploration expensed (b)	(962)	-	-
Accumulated amortization of royalty interests (d)	(1,674)	(899)	(338)
Accumulated income taxes on above	561	312	116
Accumulated other comprehensive income (e)	(22)	236	1,086
Shareholders' equity based on US GAAP	$ 398,827	$ 386,996	$ 380,484

(a) Investments in Sadiola, Yatela, Tarkwa and Damang

Under Canadian GAAP, the Company accounts for its interest in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under US GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with US GAAP.

For US GAAP purposes, the Company's share of earnings from its investments have been adjusted for the following items:

(i) Deferred development costs

Under US GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii) Start-up costs

US GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

(iii) Asset retirement obligations

As of January 1, 2003, the Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), with no restatement to prior years. Under Canadian GAAP, the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations" as of January 1, 2004, with prior years restated, which is consistent with the accounting under SFAS 143. The 2003 earnings reflects an increase of $411,000 relating to the cumulative impact of adopting SFAS 143.

(iv) *Financial instruments*

Under Canadian GAAP the Company has accounted for its gold forward contracts as hedges, and as such, recognized gain and losses on these contracts in the period during which the production against which they were designated is sold. Under US GAAP the majority of these forward contracts are regarded as normal course sale contracts. Certain contracts are regarded as cash flow hedges under US GAAP, as such the effective portions of the changes in the fair value of the derivatives are recorded in other comprehensive income and are recognized in earnings when the hedge item affects earnings.

For equity method investments, the accounting for these investments represents the aggregate of: (a) capital contributions to the joint ventures, (b) the Company's proportionate share of the net earnings or loss of the joint ventures, net of amortization of the purchase price adjustment (note 6) and (c) distributions from the joint ventures.

(v) *Deferred stripping costs*

Under Canadian GAAP, the Company has capitalized deferred stripping costs at Yatela and will amortize these costs on a units of production basis over the additional reserves that otherwise would not be accessible. Under US GAAP, the Company has expensed these deferred stripping costs during the year incurred.

The changes in the Company's equity method investments pursuant to US GAAP are as follows:

	2005	2004	2003
Equity method investments, beginning of year	$ 203,465	$ 169,345	$ 116,965
Acquisition of Tarkwa and Damang (note 16)	-	-	58,040
Net earnings	26,713	32,026	21,625
Distributions received	(37,310)	(25,816)	(29,820)
Additional investments	-	27,910	2,535
Equity method investments, end of year	$ 192,868	$ 203,465	$ 169,345

The Company's proportionate share of the summarized balance sheet information of the equity method investments in accordance with US GAAP, is as follows:

2005	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$ 27,520	$ 11,853	$ 20,150	$ 18,174	$ 181	$ 77,878
Long-term assets, net	74,240	7,151	64,779	27,150	-	173,320
	$ 101,760	$ 19,004	$ 84,929	$ 45,324	$ 181	$ 251,198
Current liabilities	$ 5,840	$ 3,097	$ 11,387	$ 4,392	$ 88	$ 24,804
Long-term obligations and other	17,075	1,990	2,831	11,630	-	33,526
Equity	78,845	13,917	70,711	29,302	93	192,868
	$ 101,760	$ 19,004	$ 84,929	$ 45,324	$ 181	$ 251,198

2004	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$ 27,514	$ 10,740	$ 29,414	$ 17,620	$ 182	$ 85,470
Long-term assets, net	74,677	5,748	55,725	36,869	-	173,019
	$ 102,191	$ 16,488	$ 85,139	$ 54,489	$ 182	$ 258,489
Current liabilities	$ 6,009	$ 3,000	$ 6,849	$ 4,141	$ 88	$ 20,087
Long-term obligations and other	15,892	1,302	4,744	12,999	-	34,937
Equity	80,290	12,186	73,546	37,349	94	203,465
	$ 102,191	$ 16,488	$ 85,139	$ 54,489	$ 182	$ 258,489

2003	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Current assets	$ 15,916	$ 6,606	$ 32,547	$ 9,742	$ 185	$ 64,996
Long-term assets, net	47,951	7,657	59,904	41,157	-	156,669
	$ 63,867	$ 14,263	$ 92,451	$ 50,899	$ 185	$ 221,665
Current liabilities	$ 3,523	$ 1,764	$ 11,064	$ 5,621	$ 87	$ 22,059
Long-term obligations and other	12,040	997	2,766	14,458	-	30,261
Equity	48,304	11,502	78,621	30,820	98	169,345
	$ 63,867	$ 14,263	$ 92,451	$ 50,899	$ 185	$ 221,665

The Company's proportionate share of the summarized income statement information of the equity method investments in accordance with US GAAP, is as follows:

2005	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$ 60,683	$ 19,287	$ 75,293	$ 44,100	$ -	$ 199,363
Expenses (recoveries)	46,947	17,556	66,348	42,169	(370)	172,650
Net earnings	$ 13,736	$ 1,731	$ 8,945	$ 1,931	$ 370	$ 26,713

2004	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$ 42,971	$ 22,799	$ 62,966	$ 39,485	$ -	$ 168,221
Expenses (recoveries)	35,231	17,390	50,942	32,880	(248)	136,195
Net earnings	$ 7,740	$ 5,409	$ 12,024	$ 6,605	$ 248	$ 32,026

2003	Tarkwa	Damang	Sadiola	Yatela	Other	Total
Revenue	$ 37,548	$ 20,698	$ 62,967	$ 31,986	$ -	$ 153,199
Expenses (recoveries)	30,809	17,787	51,820	31,394	(236)	131,574
Net earnings	$ 6,739	$ 2,911	$ 11,147	$ 592	$ 236	$ 21,625

(b) *Deferred development costs*

Under US GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(c) *Stock-based compensation*

The Company accounts for its stock-based compensation under US GAAP in accordance with FAS No. 123 for non-employees. Effective January 1, 2003, the Company adopted FAS No. 123 prospectively to all awards granted or modified in respect of employees and directors. Prior to 2003, the Company accounted for its stock-based compensation for employees and directors under APB 25. Under Canadian GAAP, stock options granted to non-employees prior to January 1, 2002 and to directors and employees prior to January 1, 2004 are accounted for as capital transactions when the options are exercised.

If the Company had accounted for its stock-based compensation plan for employees and directors under FAS No. 123 since the original effective date of the statement, the pro forma impact would have been as follows:

	2005	2004	2003
Net earnings, US GAAP	$ 13,317	$ 12,011	$ 13,378
Add expense already recognized under APB 25	(4)	1	28
Additional expense under FAS No. 123	(9)	(95)	(322)
Pro forma net earnings	$ 13,304	$ 11,917	$ 13,084
Pro forma earnings per share:			
Basic and diluted	$ 0.09	$ 0.08	$ 0.09

(d) *Amortization of royalty interests*

Under Canadian GAAP, depreciation and amortization may be calculated on the unit-of-production method based upon the estimated mine life, whereas under United States accounting principles, the calculations are made based upon proven and probable mineable reserves. This results in a higher amortization charge under US GAAP for revenue producing royalties.

(e) *Marketable securities*

Under US GAAP, marketable securities which are considered "available for sale securities" and are recorded at fair value with any unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of shareholders' equity and other comprehensive income.

Balance sheet

The Company's balance sheets prepared under US GAAP are presented below:

	2005	2004	2003
ASSETS			
Current Assets			
Cash and cash equivalents	$ 37,575	$ 26,032	$ 29,678
Short-term deposits	15,823	228	23,493
Gold bullion	48,840	48,056	47,283
Accounts receivable	384	261	319
Royalty receivables	1,745	2,297	1,658
Related party receivables	51	89	168
Corporate tax receivable	13	-	569
Prepaid expenses	275	192	155
	104,706	77,155	103,323
Marketable securities	1,263	1,580	2,479
Long-term receivable	250	250	975
Equity investments	192,868	203,465	169,345
Royalty interests	49,810	56,320	62,603
Goodwill	74,886	74,886	74,886
Fixed and other assets	2,062	1,196	1,239
	$ 425,845	$ 414,852	$ 414,850
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 1,581	$ 821	$ 737
Accrued liabilities	1,410	1,393	1,570
Accrued liabilities – AngloGold	958	995	1,019
Accrued liabilities – legal settlement	-	802	2,900
Dividends payable	8,870	7,276	6,708
Corporate tax payable	-	69	-
Related party payables	-	12	7
	12,819	11,368	12,941
Future tax liability	14,199	16,488	21,425
Shareholders' equity			
Common shares	359,574	349,736	347,681
Stock options	7,103	9,388	8,789
Contributed surplus	174	78	78
Share purchase loans	(296)	(286)	(266)
Retained earnings	32,294	27,844	23,116
Other comprehensive income	(22)	236	1,086
	398,827	386,996	380,484
	$ 425,845	$ 414,852	$ 414,850

Statements of comprehensive income

US GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders' equity, except those arising from transactions with shareholders.

The statements of comprehensive income for the years ended December 31, 2005, 2004 and 2003 would be presented as follows on a US GAAP basis:

	2005	2004	2003
Net earnings based on US GAAP	$ 13,317	$ 12,011	$ 13,378
Other comprehensive income (loss):			
Marketable securities	(258)	(850)	1,086
Comprehensive income based on US GAAP	$ 13,059	$ 11,161	$ 14,464
Comprehensive income per share, US GAAP:			
Basic and diluted	$ 0.09	$ 0.08	$ 0.10

Statements of cash flows

The Company's statements of cash flows prepared under US GAAP are presented below:

	2005	2004	2003
CASH PROVIDED BY (USED IN):			
Operating Activities			
Net earnings, US GAAP	$ 13,317	$ 12,011	$ 13,378
Items not affecting cash:			
Depreciation and amortization	6,613	5,783	3,147
Future income taxes	(2,804)	(6,192)	(4,815)
Equity earnings of investees	(26,713)	(32,026)	(21,624)
Stock compensation	964	1,469	2,736
Unrealized foreign exchange losses	585	1,492	3,041
Writedown of marketable securities	-	318	-
Gain on sale of marketable securities and long-term receivables	-	(1,120)	(1,510)
Dividends received from Sadiola	11,780	17,100	15,580
Dividends received from Tarkwa	9,952	3,992	3,992
Dividends received from Damang	-	4,725	-
Changes in non-cash working capital:			
Current receivables	454	67	(1,056)
Accounts and related party payables	907	274	(1,521)
Accrued liabilities	(822)	(2,300)	825
Prepaid expenses	(83)	(37)	(129)
	14,150	5,556	12,044
Financing activities			
Issue of common shares, net of issue costs	6,440	1,108	8,314
Dividends paid	(7,276)	(6,725)	(2,519)
Share purchase loan repayments	-	-	1,469
	(836)	(5,617)	7,264
Investing activities			
Receipts (investments) from (in) Tarkwa	5,229	(28,238)	(2,815)
Receipts from Yatela	10,348	328	3,821
Receipts from Damang	-	-	6,707
Short-term deposits	(15,595)	23,265	(23,493)
Other assets	(969)	-	(743)
Purchase of gold bullion	(784)	(773)	(16,154)
Proceeds from disposition of marketable securities	-	1,833	3,032
Net cash acquired from Repadre Capital Corporation (note 17)	-	-	34,232
	(1,771)	(26,850)	28,080
(Decrease) Increase in cash and cash equivalents	11,543	(3,646)	23,895
Cash and cash equivalents, beginning of year	26,032	29,678	5,783
Cash and cash equivalents, end of year	$ 37,575	$ 26,032	$ 29,678
Supplemental cash flow information:			
Income taxes paid	$ 829	$ 818	$ -

Impact of recent United States accounting pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, Inventory Costs. This statement amends ARB 43 to clarify that:

- abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges; and
- requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities.

The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement will have any material impact on its results of operations or financial position.

In November 2004, FASB issued Statement No. 151 which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material as they relate to inventory costing and requires these items to be recognized as current period expenses. Additionally, the allocation of fixed production overheads to the cost of inventory should be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that it will be affected by the application of FAS 151.

In March 2005, the FASB ratified Emerging Issues Task Force Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry", (EITF 04-6) which addresses the accounting for stripping costs that should be included as a component of ore stockpiles to be recognized in mining costs. As a result, capitalization of stripping costs is appropriate only to the extent ore stockpiles exist at the end of a reporting period. This statement is effective for fiscal years beginning after January 1, 2006. Adoption of EITF 04-6 will have no impact on the Company's results of operations or financial position as the Company currently accounts for stripping costs in a similar manner.

In May 2005, FASB issued Statement No. 154 "Accounting Changes and Error Corrections – a replacement of APB No. 20 and FASB Statement No. 3". This statement replaces APB Opinion No. 20 "Accounting Changes", and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005 and will be applied prospectively.

19. COMPARATIVE FIGURES

Certain 2004 and 2003 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2005.

RESERVES

PROVEN AND PROBABLE MINERAL RESERVES

	IAMGOLD Interest (%)	Tonnes (million t)	Gold Grade (g/t)	Contained oz (000's)	IAMGOLD Share (000's oz)
Sadiola[1][2]	38%				
Proven		7.3	2.0	455	
Probable		13.8	4.1	1,818	
Total Proven and Probable		21.1	3.4	2,273	864
Yatela[1][2]	40%				
Proven		1.3	1.3	55	
Probable		3.8	4.0	487	
Total Proven and Probable		5.1	3.3	542	217
Damang[3][4]	18.9%				
Proven		12.1	1.7	680	
Probable		11.4	1.8	670	
Total Proven and Probable		23.5	1.8	1,350	256
Tarkwa[3]	18.9%				
Proven		189.7	1.3	8,026	
Probable		134.3	1.2	5,380	
Total Proven and Probable		324.0	1.3	13,406	2,534
Mupane[5]	100%[6]				
Proven		5.8	3.2	593	
Probable		0.2	2.4	19	
Total Proven and Probable		6.0	3.2	612	607

(1) As at 31 December 2005 using the JORC Code at a gold price of $400/oz

(2) All reserves in the Proven category are stockpile material

(3) As at 30 June 2005 using the SAMREC Code and reconciled to the JORC Code at a gold price of US$375/oz

(4) Reserves in the Proved category include 9.6 million tonnes of low grade stockpile

(5) As at 30 June 2005 using the JORC Code at a gold price of $400/oz

(6) Reserves of 36,000 ounces on the Shashe mining concession are 85% owned by IAMGOLD

RESOURCES

MEASURED, INDICATED AND INFERRED RESOURCES[1]

	IAMGOLD Interest (%)	Tonnes (million t)	Gold Grade (g/t)	Contained oz (000's)	IAMGOLD Share (000's oz)
Sadiola[2][3]	38%				
Measured		18.5	4.5	884	
Indicated		62.5	2.4	4,832	
Measured and Indicated		81.0	2.2	5,716	2,172
Inferred		88.9	1.9	5,325	2,024
Yatela[2][3]	40%				
Measured		5.3	1.2	202	
Indicated		6.9	3.5	778	
Measured and Indicated		12.2	2.5	980	392
Inferred		1.5	3.0	149	60
Damang[4]	18.9%				
Measured		16.1	1.7	860	
Indicated		18.7	1.8	1,070	
Measured and Indicated		34.8	1.7	1,930	365
Inferred		2.2	2.1	150	29
Tarkwa[4]	18.9%				
Measured		195.6	1.5	9,090	
Indicated		189.6	1.3	7,820	
Measured and Indicated		385.2	1.4	16,910	3,196
Inferred		24.2	3.4	2,630	497
Quimsacocha[5]	100%				
Measured		0	0	0	
Indicated		22.5	3.9	2,797	
Measured and Indicated		22.5	3.9	2,797	2,797
Inferred		2.5	2.1	168	168
Mupane[3][6]	85-100%				
Measured		9.4	2.8	844	
Indicated		1.8	2.8	167	
Measured and Indicated		11.3	2.8	1,011	995
Inferred		2.1	4.9	336	300
Buckreef[3][6]	75-100%				
Measured		3.3	2.7	285	
Indicated		7.0	2.0	446	
Measured and Indicated		10.4	2.2	731	576
Inferred		16.8	2.7	1,181	927
Other Tanzania[3][6]	49-100%				
Measured		5.0	3.4	548	
Indicated		6.2	1.5	301	
Measured and Indicated		11.1	2.4	849	618
Inferred		3.1	4.1	407	267

(1) Measured and indicated resources include proven and probable reserves

(2) Within a limiting pit shell based on US$475/oz

(3) Estimated in accordance with the JORC Code

(4) Estimated in accordance with the SAMREC Code and reconciled to the JORC Code, as at 30 June 2005 within a limiting pit shell of US$450

(5) Estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum classification system and conformed to the JORC Code using a 1.0g/t cut off grade

(6) As at 30 June 2005

CORPORATE AND SHAREHOLDER INFORMATION

DIRECTORS

William D. Pugliese [3]
Chairman, IAMGOLD Corporation
Aurora, Ontario

Joseph F. Conway
President & Chief Executive Officer, IAMGOLD Corporation
Toronto, Ontario

Derek Bullock [1, 3, 4, 5]
President, Delitova Corporation (mining and mineral resource consulting company)
Bobcaygeon, Ontario

Donald K. Charter [2, 3, 5]
Business Consultant
Toronto, Ontario

W. Robert Dengler [2, 4]
Vice Chairman, Dynatec Corporation
Aurora, Ontario

Stephen Freedhoff [1, 2]
Chartered Accountant
Self-employed Consultant
Toronto, Ontario

Mahendra Naik [2]
President & Chief Executive Officer, Yellow Online Inc. (publishing and on-line directory company)
Markham, Ontario

Robert A. Quartermain [3, 5]
President, Silver Standard Resources Inc.
Vancouver, British Columbia

John Shaw [4] *
Former Chairman, Gallery Gold Limited
Sydney, Australia

1. Member of the Audit Committee
2. Member of the Compensation Committee
3. Member of the Corporate Governance Committee
4. Member of the Environmental Health and Safety Committee (EHS)
5. Member of the Nominating Committee

* Appointed a director upon completion of Gallery Gold acquisition on March 22, 2006

OFFICERS

Joseph F. Conway
President & Chief Executive Officer

Grant A. Edey
Chief Financial Officer

Larry E. Phillips
Vice President, Corporate Affairs

John McCombe
Vice President, Operations

Paul B. Olmsted
Vice President, Corporate Development

Claude Barjot
Corporate Affairs, Africa

Glynnis Frelih
Corporate Controller

CORPORATE AND SHAREHOLDER INFORMATION

CORPORATE OFFICE

IAMGOLD Corporation
220 Bay Street, 5th Floor
Toronto, Ontario M5J 2W4
Canada
Tel: 416 360 4710
Fax: 416 360 4750

REGIONAL OFFICES

Perth

Ground Floor
9 Havelock Street
West Perth WA 6005
Australia
Telephone: + (61 8) 9321 8643
Facsimile: + (61 8) 9321 8931

Argentina

Francisco Azavedo
Regional Manager
Julio a Roca 155 - Ciudad Mendoza
5500, Mendoza
Argentina
Telephone: + (54) 261 4298 567
Facsimile: + (54) 261 4203 857

Botswana

Isaac Mangole
Country Manager
Farm 75-NQ
Northeast District
Botswana
Telephone: + (267) 244 1700
Facsimile: + (267) 244 1699

Brazil

Milton Prado
Regional Manager
Rua Fernandes Tourinho 147,
Salas 902/904
Savassi
Belo Hoizonte
Minas Gerais 30112-000
Brazil
Telephone: + (55 31) 3 282 6690
Facsimile: + (55 31) 3 282 6685

Ecuador

Jorge Barreno
Regional Manager
El Tiempo N37-67 y el Comercio
Quito, Ecuador
Telephone: + (593 2) 2468 673
Facsimile: + (593 2) 2253 578

Tanzania

William Kagaruki
Country Manager
Plot No 73W Capri Point
Mwanza
Tanzania
Telephone: + (255) 28 250 2236
Facsimile: + (255) 28 250 0298

West Africa

Eric Hanssen
Exploration Manager
Residence Axa
Route de l'Aeroport
Dakar, Ngor
Senegal
Telephone: + (221) 820 3283
Facsimile: + (221) 820 2533

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario M5J 2Y1
Tel: 416 981 9633
Toll free: 1 800 663 9097
Website: www.computershare.com
e-mail:
caregistryinfo@computershare.com

AUDITORS

KPMG LLP

LEGAL COUNSEL

Fraser Milner Casgrain
100 King Street West
First Canadian Place, Suite 3900
Toronto, Ontario M5X 1B2

Dorsey & Whitney LLP
Canada Trust Tower
BCE Place
161 Bay Street, Suite 4300
P.O. Box 512
Toronto, Ontario M5J 2S1

SHARES LISTED

The Toronto Stock Exchange
Symbol IMG

The New York Stock Exchange
Symbol IAG

The Australian Stock Exchange
Symbol IGD

The Botswana Stock Exchange
Pending

CORPORATE PROFILE

IAMGOLD Corporation is an established mid-tier gold mining and exploration company. Following the acquisition of Gallery Gold Limited in early 2006, IAMGOLD's interests include four operating gold mines in West Africa (Mali and Ghana), one operating gold mine in Botswana and a royalty portfolio. Its advanced exploration projects include the Quimsacocha project in Ecuador, and the Buckreef project in Tanzania. IAMGOLD's securities trade on the Toronto, New York, Australian and Botswana stock exchanges.

COMPANY FILINGS

www.sedar.com

www.sec.gov

SHARES ISSUED

At December 31, 2005
Total outstanding: 147,648,127
Fully diluted: 151,739,151

TRADING PRICE

12 month trading range to December 2005
TSX: Cdn$6.68 – Cdn$9.43
AMEX/NYSE: $5.35 – $7.94

ANNUAL MEETING

Tuesday, May 23, 2006
3:00pm
TSX Auditorium
130 King Street West
Toronto, Ontario M5X 1J2

INVESTOR INQUIRIES

Lisa Doddridge
Manager, Investor Relations
Tel: 416 360 4740
Fax: 416 360 4750
Email: info@iamgold.com

Website: www.iamgold.com

ARBN# 117 474 790

Printed in Canada

Principal Photography: Peter Christopher
Design & Concept: Tara Pain Rowlands Design
Editorial Services: Allman & Associates
Typesetting & Pre-Press Production: Mary Acsai
Printing: Grafikom



IAMGOLD
CORPORATION

www.iamgold.com